FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 26, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON APRIL 24, 2012.

Dear Shareholders,

The Board of Directors of BRF – Brasil Foods S.A. wishes to present Shareholders with the following proposals, the purpose of a deliberation in an Ordinary and Extraordinary General Meeting of the Company, to be held on April 24, 2012:

Em Assembléia Geral Ordinária:

1.              To approve the following appropriation of Net Profit for Fiscal Year 2011:

Net Income for the Fiscal Year	R$ 1,367,409,109.01
Gains with FAF (Pension Fund)	R$ (39,517,000.00)
Net Income to be appropriated	R$ 1,327,892,109.01
Legal Reserve	R$ 68,370,455.45
Value appropriated to Interest on Capital	R$ 632,133,997.00
Reserve for Capital Increase	R$ 265,578,421.80
Reserve for Expansion	R$ 305,267,808.03
Reserve for taxes fixed incentive	R$ 56,541,426.73
Total Amount Distributed	R$ 1,327,892,109.01

(Attachment 9-1-II, pursuant to CVM Instruction 481)

2.To ratify the decision of the Board of Directors, ad referendum of the General Meeting, approving the payment of R$ 632,100,000.00 (six hundred and thirty-two million, one hundred  thousand Reals), equivalent to R$ 0,726723260 per share of the free float, subject to withholding tax of 15%, with the exception of those shareholders immune/exempt, on the shares issued, in the form of interest on capital, pay-out having been made on August 29, 2011 (R$ 0.33591469 per share) and on February 15, 2011 (R$ 0.39080857 per share). The amount distributed to the shareholders, for fiscal year 2011, represented 50% of net adjusted income for the fiscal year, pursuant to Article 202 of Law 6.404/76, for the purposes of the mandatory dividend.

3. To  elect the members of the Fiscal Council/Audit Committee – Term of Office: Until the date of the OGM/EGM of 2013. (Attachment 24, items 12.6 to 12.10, in accordance with CVM Instruction 480)

Effective Members                                             Alternate Members

Attilio Guaspari                                                                   Agenor Azevedo dos Santos

Suzana Hanna Stiphan Jabra                            Manuela Lemos Marçal

Décio Magno Andrade Stochiero                   Tarcísio Luiz Silva Fontenele

Résumés – Effective Members

Attilio Guaspari: An Engineer with a Master’s Degree in Management Sciences. He was Supervisor of the Financial Area and Head of the Audit Department of the National Social and Economic Development Bank - BNDES, as well as Financial-Administrative Director of Embrafilme. Since 1986, he has sat on various boards of directors such as Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás and Projeto Jarí. Currently, he is a member of the Fiscal Council of BRF and the Audit Committee of the BNDES. (Independent member)

Agenor Azevedo Santos (alternate): Accountant and Business Administrator. Mr. Santos is a member of our Supervisory Board alternate.  Accounting manager of the Foundation for Assistance and Social Welfare of BNDES - FAPES.

Susana Hanna Stiphan Jabra: Graduated in Economics with Specialization Course in Financial Administration. She has worked for more than 25 years in large and middle market companies, having participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Executive Manager for Investments and a member of the Social Responsibility Committee at PETROS. She was effective member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and CPFL Geração de Energia S.A., Telenorte Celular Participações, Bonaire Participações S.A..

Manuela Cristina Lemos Marçal (Alternate): Economist at the Federal University of Rio de Janeiro, with a postgraduate degree in Corporate Finance and Capital Markets. Was Manager of Market Analysis, and is currently the Executive Manager of Equity Transactions in Petros. It also has experience in the Investment Committees.

Decio Magno Andrade Stochiero: Majored in Business Administrator and MBA in Rating Asset Investment Portfolios and the University of Sao Paulo. Mr. Decio has a long career in Sistel. He is currently Manager of Corporate Planning and Control, on the Board of Directors of the Bonaire Participações SA and Member of the National Technical Governance By ABRAPP.

Tarcisio Luiz Silva Fontenele (alternate):  Law degree and Post Graduate in Civil Procedural Law. Was General Director of Counsel of Americel SA - Cellular Telephone Company. Were Fiscal Director at Embratel Participacoes S.A. and Tele Nordeste Celular Participacoes S.A. and Controller Director at Fiscal Santos Brazil S.A. - Container Port Company. He is a member of the National Commission's Legal ABRAPP - Brazilian Association of Private Pension Closed. Currently holds the position of Legal Manager at Sistel. Alternate Tax Counsel is of Embraer since March 2001.

4.    Ratify the election of an alternate member of the Board of Directors.

Alternate Members

Carlos Fernando Costa

Résumés – Effective Members

Carlos Fernando Costa (Alternate):  Degree in Mathematics at Faculdade de Filosofia, Ciências e Letras de Santo André, with specialization in Financial Management by University of Sao Paulo and Administration from the Ibero-American University. Mr. Carlos is Director of Finance and Investments and Executive Manager of Planning and Investment Market Operations of Petrobras Social Security Foundation - Petros. His act in various committees of Petros, and Coordinate the Technical Committee of the National Investment Abrapp. Mr. Carlos has also great experience in the Board of Directors.

In Extraordinary General Meeting:

  To approve the total and aggregate compensation for the Members of Management of the BRF - Brasil Foods Companies in the amount of up to R$ 30 million, including additional compensation in the month of December 2012, in the amount corresponding to one month’s salary.   (Attachment 13, pursuant to CVM Instruction 481)
  Proposed Reform of the bylaws, articles of the following amendment to the present Bylaws:  1º; 3º - incise 1; 5º and paragraph 2º and 3º; 9º; 11; 12 and paragraph 1º to 5º and insertion of subparagraph 6º; 13 and insertion of paragraph; 14 and item 4; 15 – paragraphs 2º and 5º; 16 and paragraphs 1º, 3º; 4º; 5º, 6º and insertion of 7º; 17 – insertion of new paragraphs 2º and 4º; 18 – Items 4,6,7,8,12, 16,17 and insertion of new items 9 and 22; 19 – Items 4º to 9º; 20º - paragraphs 1º to 4º;  22 – relocated; 24 and inclusion of paragraphs 1º and 2º;  25 – inclusion of new paragraph 3º; 26 and paragraph 1º; 26 ; 27; elimination of 29; 33 – inclusion of 2º; 34; 35; insertion of new 35; 36; 37 – paragraph 1º, 2º, 3º, 7º and 10º and elimination of 13º; 38 – insertion of paragraph 1º and 2º; 38 – insertion of paragraph 1º; 39 ; 40 – paragraph 1º and 2º; 42 – insertion of paragraphs 1º and 2º; 43 and paragraph 1º; 44 – unique paragraph; 46; 47;  removal of 50 and 51, as well as its paragraphs as proposed statutory amendment annexed;

  Extend the Compensation Plan based on Actions and Regulation of the options to another levels of executives of BRF - Brazil Foods SA, without additional dilution.

This is what the Board of Directors has to propose and trusts will be examined and approved by the shareholders.

The Company’s shareholders interested in accessing the information or  clarifying doubts with respect to the aforementioned proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. All documents pertinent to this Meeting are available to the shareholders in the site: www.brasilfoods.com/ri.

São Paulo (SP), March 22, 2012.

NILDEMAR SECCHES                                                                                                     PAULO ASSUNÇÃO DE SOUSA

CHAIRMAN                                                                                                                               VICE-CHAIRMAN

ALLAN SIMÕES TOLEDO                                                                                                                       DÉCIO DA SILVA

JOSÉ CARLOS REIS MAGALHÃES NETO                                                       LUÍS CARLOS FERNANDES AFONSO

LUIZ FERNANDO FURLAN                                                                                   MANOEL CORDEIRO SILVA FILHO

PEDRO DE ANDRADE FARIA                                                                                                WALTER FONTANA FILHO

EDINA BIAVA

SECRETARY

Attachments to the Proposal of the Board of Directors to the Ordinary and Extraordinary General Meeting to be held on April 24, 2012.

(According to CVM Instruction nº 480 and 481)

Attachment 9-1-II

2011 Financial Statements	R$ thousand

Net Income for the fiscal year	1,367,409
Free Float as at December 31, 2010	870,507,468
Earnings per share	1.57
Dividends per share	-
Interest on shareholders' equity per share	0.73
% of distributed net income	46.23%
Dividends distributed based on net income for previous fiscal years	-
Interest on shareholders' equity distributed from revenue reserves	-
Anticipated dividends and interest on shareholders' equity already declared	-
Dividends or interest on shareholders' equity based on profits recorded in semi-annual balance sheets or in lesser periods	-
	2011	2010	222009	2008

Net Income	1,367,409	804,106	123,015	77,206
Distributed interest on shareholders' equity	632,133	262,500	100.000	76,415
Dividends	-	-	-	-
CPCs/IFRS Adjustments	-	(204,606)	(26,854)	-
Distribution to legal reserve	68,370	40,206	4,808	3,861
Dividends on preferred shares	-	-	-	-

The Company's bylaws determine the distribution of a minimum dividend of 25% of net income for the fiscal year, adjusted pursuant to Art. 202 of Law 6.404/76 to be attributed to all the Company's shares.

Retention of mandatory dividends	-	-	-	-
Distribution of the result to contingency reserve	-	-	-	-
Distribution of the result to unrealized profits reserve	-	-	-	-
Distribution of the result to statutory reserves	570,846	296,794	(8,647)	(3,070)
Retention of income to statutory reserve (Reserve for capital increase)	265,578	119,900	-	-
Retention of income to statutory reserve (Reserve for capital increase)	305,268	176,894	(8,647)	(3,070)
Retention of forecasted profits in the capital budget - reserve (reversal) for expansion reserve	56,542	-	-	-

10. Management Comments

Item 10.1.a. Comments of Directors on financial conditions and asset status, capital structure, creditworthiness, financing sources, levels of indebtedness, loan agreement limits.

In 2011, the good operating performance, obtained in our business performance in both segments of the internal market, external and food service, were instrumental in improving the operating cash flow, provide investments in Capital Expenditure to promote organic growth defined and in acquisitions.

Even with the economic scenario experienced and especially waiting for the opinion of the antitrust agency, we close the year with excellent results, which proves our great potential performance going forward. Net revenues totaled R $ 25.7 billion, 13.3% over 2010, ending 2011 at 6.2 million tons of products. Cash flow, as measured by EBITDA, evolved 23.1%, to $ 3.2 billion, with EBITDA margin of 12.6%. Net income registered an increase of 70.1% over the previous year, reaching R $ 1.6 billion, adjusted to the provision of corporate merger of Sadia SA expected to occur in 2012.

Besides having ended the year with good operating margins, the Company recorded positive indicators of liquidity, with $ 2.9 billion in investments and 82% of net debt in the long run. This allows us to comfort with the short-term and reliable for the long term.

Net debt, comprising the total gross debt less financial investments, increased by 48.7%, representing $ 5.4 billion, concentrated in the long run. The expenditure required for investments and acquisitions have resulted in greater use of cash, with gross debt increasing due to currency fluctuations. Thus, the net debt in relation to generation EBITDA was 1.7 times compared to 1.4 times recorded on 31/12/10.

Recent acquisitions have demanded a series of adjustments necessary to reflect the expected return. Moreover, the extreme volatility and uncertainty of foreign markets by the end of the year the administration requested greater prudence. The Company's financial position is safe and comfortable, having been promoted the elongation of short-term debt with maturities bearable planned for 2012 and 2013. Thus allowing the continuity of the plans outlined for investment, providing a continuous and sustained growth, aligned to the Strategic Plan for Long-Term - 15 BRF recovery, albeit slow, in 2010 the international economy and domestic market growth provided a more favorable environment for the Company's business.

The recent acquisitions demanded several necessary adjustments to reflect the expected return. Moreover, the extreme volatile and uncertain market conditions at the yearend demanded more administration caution. The Company financial position is safe and comfortable; it was promoted the short term debt extension, with bearable due dates scheduled for late 2012 and 2013, thus allowing the continuity of investment plans and the continuous and sustainable growth, in line with Strategic Plan for Long-Term - BRF15 recovery, albeit slow, of the international economy in 2010 and growth of the market provided a more favorable environment for the Company's business.

Because of financial discipline adopted in the debt restructuring plan, reductions were observed in the average cost of debt, as well as an extension of average maturity. The Company ended 2010 with 69% of its debt in the long run.

 The net indebtedness of 12/31/10 was 13.2% lower than recorded in 2009, supported by the operating results, even considering the disbursement for investment in capital expenditures, marketing and project synergies.

 The net debt / EBITDA were reduced to 1.38 times due to improved cash generation achieved in the year and the equilibrium level of net debt in relation to the Company's operations. The consolidated foreign exchange exposure was $ 76 million (asset position), contemplating the policy implemented hedge accounting, compared with $ 1.1 billion (liability) recorded in the previous year.

 Debt restructuring of the subsidiary Sadia was made possible by the input of resources from the primary offering of equity issues whose funding totaled U.S. $ 5.3 billion held in July/09. Were transferred U.S. $ 3.5 billion of this amount for Sadia, among AFAC operations and mutual obligations for early and thus reduce the costly short-term debt, of which R $ 1.2 billion was transferred during the year 2010.

 Order to stretch the debt profile and reduce its average cost, were issued on 21/01/10, bonus of 10 (ten) years totaling $ 750 million (bonds), maturing on 1/28/20 and coupon (interest ) of 7.250% per annum (7.375% yield to maturity), which are paid every six months, from July 28, 2010.

In 2009, the BRF – Brazil Foods S.A., a corporation resulting from the merger between the groups Perdigão and Sadia, was born as one of the world leading group in the food industry, taking its products and brands for more than 100 countries.

The success of the shareholding structure that resulted in the BRF creation, besides the fund raising of R$5,3 billion, turned the year of 2009 remarkable for the Brazilian and global food industry.

At operational sphere, the positive spotlight was the good performance of the company in the local market, with 9,5% of growth in revenues of processed products. However, the results and margins were negatively impacted by the international scenario, which showed high exchange volatility, leading to an important drop in the exported products prices. The reduction of consumption in the international market led the company to several adjustments in its production, which reflected in the increase of products cost and increase in the commercial expenses.

Although the adverse scenario, BRF recorded an adjusted net profit of R$360 million and EBITDA of R$1,2 billion in terms of proforma. The net indebtedness increased 14,4% compared to 12.31.08, however, in proforma comparative the drop of indebtedness was supported by the entrance of funds of primary offer of shares issuance, whose raising was of R$ 5,3 billion. From this amount, R$ 2,2 billion were transferred to Sadia, aiming the reduction of the costly short term debt. The relation net debt/EBITDA became 3,6 times, due to the minor cash generation in the year, although the proper level of net indebtedness.

Item 10.1. b. Capital Structure

On 12.31.11, the BRF capital structure is composed of 62,8% in equity capital and 37,2% in debt capital. The company does not have issuance of redeemable stock.

Item 10.1.c Ability to Pay

Considering that 55% of the Gross indebtedness is of long term, that the Company has availability of R$ 2.916 million to pay its short term financial commitments of R$ 2.233 and that we hope a positive cash generation for the year of 2012, based on the continuous improvement of the world economy, the Company considers as comfortable its ability to pay.

Item 10.1.d; e-Sources of Funding for working capital and investments in non-current assets to use for cover liquidity shortfalls.

During 2012, the Company will hire new loans and financing from the financial markets and capital, when identifying the need for additional resources to fund the long-term investments or in order to continue improving the debt profile.

We will keep borrowing costs low and long-term funding as made with the funding agencies such as BNDES (Banco de Desenvolvimento Economico e Social), BNB (Bank of NE) and FINEP (Research and Projects Financing), where resources are used to essentially fixed capital finance, operations and renewals of Rural Credit, which are operations with interest subsidized by the Federal Government, and EGF-like NPR to fund working capital of the company.

During 2012, the Company will hire new loans and financing from the financial markets and capital, when identifying the need for additional resources to fund the long-term investments or in order to continue improving the debt profile .

Item 10.1. b. Capital Structure

On 12/31/11, the capital structure of the BRF is composed of 62.8% equity and 37.2% of debt. The company is not issuing redeemable shares.

Item 10.1.f. Levels of Indebtedness and the features of such debts, also describing

	BR GAAP e IFRS
	Consolidated
	Charges (a year)	Weighed average rate of interest (a year.)	PMPV (*)	Short term	Long term	Balance 31.12.11	other currencies
National currency
		6,82% (6,81% on
Working capital	6,82% (6,75% on 31.12.10)	31.12.10)	0.5	953,453	1,494	954,947	705,330
BNDES, FINEM, credit lines of development	TJLP + 4,65% (TJLP + 2,86% on	8,42% (8,45% on
banks and other guaranteed debits	31.12.10)	31.12.10)	2.9	451,360	989,995	1,441,355	1,934,187
	TJLP / CDI + 4,23% (TJLP / CDI +	10,23% (10,42% on
Export line of credits	4,42% on 31.12.10)	31.12.10)	1.6	404,195	332,920	737,115	387,717
	IGPM + 1,2% (IGPM + 1,40% on	1,08% (3,00% on
Fiscal incentives	31.12.10)	31.12.10)	8.4	2,446	12,454	14,900	12,869
	IGPM + 4,93% (IGPM + 4,89% on	3,49% (13,21% on
PESA	31.12.10)	31.12.10)	8.3	2,766	178,623	181,389	175,970
				1,814,220	1,515,486	3,329,706	3,216,073
Foreign currency
Advances of exchange agreement	1,18% + v.c. (US$)	1,18%	0.1	150,143	-	150,143	-
		7,25% (7,13% on
Bonds	7,25% (7,13% on 31.12.10)	31.12.10)	7.9	46,817	1,856,871	1,903,688	1,688,919
	LIBOR / CDI + 2,26%	2,81% (2,30% on
	(LIBOR/CDI+2,24% on 31.12.10)	31.12.10) v.c. (US$ and
Export line of credit	v.c. (US$ and other currencies)	other currencies)	2.7	1,375,126	1,130,930	2,506,056	2,108,303
	8,25% + v.c. (US$/ARS) (8,25%	8,25% (8,25% on
Working capital	on 31.12.10)	31.12.10)	0.6	3,483	416	3,899	-
	UMBNDES +
	2,35%(UMBNDES+2,46% on	5,93% (6,61% on
BNDES, FINEM, credit lines of development	31.12.10) v.c. (US$ and other	31.12.10) v.c. (US$ and
banks and other guaranteed debits	currencies)	other currencies)	2.0	62,688	97,350	160,038	189,644
				1,638,257	3,085,567	4,723,824	3,986,866
				3,452,477	4,601,053	8,053,530	7,202,939

	BR GAAP
	Controller
	charges (a year)	Weighed average rate of interest (a year.)	PMPV (*)	Short term	Long term	Balance 31.12.11	Balance 31.12.10
National currency
		6,74% (6,74% on
Working capital	6,74% (6,74% on 31.12.10)	31.12.10)	0.4	455,611	1,494	457,105	417,181
BNDES, FINEM, credit lines of development	TJLP + 4,52% (TJLP + 2,86% on	7,81% (8,07% on
banks and other guaranteed debits	31.12.10)	31.12.10)	2.8	198,474	471,346	669,820	549,291
	TJLP / CDI + 4,10% (TJLP / CDI +	10,10% (10,42% on
Line of export credit	4,42% on 31.12.10)	31.12.10)	1.7	301,987	332,920	634,907	387,717
	IGPM + 1,24% (IGPM + 1,40% on	1,74% (1,99% on
Fiscal incentives	31.12.10)	31.12.10)	9.0	5	12,454	12,459	10,469
				956,077	818,214	1,774,291	1,364,658
Foreign currency
	LIBOR / CDI + 2,73% (LIBOR / CDI	3,20% (3,30% on
	+ 2,84% on 31.12.10) v.c. (US$	31.12.10) v.c. (US$ and
Export line of credit	and other currencies)	other currencies)	3.0	469,405	748,831	1,218,236	809,745
	UMBNDES + 2,32%	5,91% (6,61% on
BNDES, FINEM, credit lines of development	(UMBNDES+2,46% on 31.12.10)	31.12.10) v.c. (US$ and
banks and other guaranteed debits	v.c. (US$ and other currencies)	other currencies)	1.8	20,297	30,297	50,594	53,992
				489,702	779,128	1,268,830	863,737
				1,445,779	1,597,342	3,043,121	2,228,395

Item 10.1.f. Debt levels and characteristics of these debts are detailed as follows:

Main Financing and Borrowing Contracts:

BFF notes: On 01.28.10, BFF International Limited issued senior notes in the total amount of US$750.000. The securities are guaranteed by the Company and by Sadia, with nominal interest rate of 7,25% per year and due date on 01.28.20.

Sadia Bonds: In the total amount of US$250,000. The securities are guaranteed by the Company and by Sadia, with interest rate of 6,88% per year, with due date on 05.24.17.

Operations with BNDES: On 12.31.11, the Company and its subsidiaries have several outstanding obligations with BNDES. The borrowings were made for the purchase of machinery, equipments and expansion of the productive facilities, besides de special lines for the export financing, with due dates between 2011 and 2015, in the amount of R$ 1,8 billion.

Other long term relationships with financial institutions:

The company has covenants with several Banks where the main objective is to make easier the access to credit to the company partners producers for the construction of battery cages, poultry farms and rules adjustment.

Besides that, the Company has covenants with Banks to make easier the access to credit for the suppliers that wish to anticipate its receivables with the Company.

Finally, the Company has operations with derivatives with the purpose of protecting against the exchange and interest rates variations, with speculative purposes. These operations are accounted by its market value, in accordance with the accounting methodology of hedge accounting.

Level of Subordination among the debts:

The level of subordination is highlighted in the operations having real guarantees, most of all the manufacturing plants contracted along with BNDES.

Eventual restrictions imposed to the issuer, especially regarding the limits of indebtedness and new borrowings contracting, the dividends distribution, divestitures, issuance of new securities and change of company control:

We have some financial covenants such as:

In 2011, the Company renegotiated all financial covenants and 12.31.11 had no financing contract with restrictive clauses (financial covenants).

Item 10.1.g. Usage Limits of the already contracted financing

The company has in a contract with Brazilian Development Bank (BNDES); Brazilian Northeast Bank (BNB), Brazilian Innovation Agency (FINEP), available lines of credit in the amount of R$ 276 million.

Item 10.1.h. significant variations in each item of financial statements

Main variations in the consolidated balance sheet, comparing December 31, 2011 to December 31, 2010.

Current assets

The current asset totalized R$11,123.7 million on December 31, 2011 and R$10,020.6 million on December 31, 2010. The increase of R$1,103 million is primarily represented by the trade accounts receivable and inventories, as a consequence from the organic growth of the Company and its subsidiaries. On December 31, 2011, the current assets represented 37.1% of total assets, compared to 36.1% in the previous year.

Cash and cash equivalents

Cash and cash equivalents presented a decrease of 40.8%, from R$2,310.6 miillion as of December 31, 2010 to R$1,366.8 million as of December 31, 2011. Such decrease is mainly due to the Company’s investment activities.

Trade accounts receivable, net

Trade accounts receivable totaled R$3,207.8 million as of December 31, 2011, increasing 25.1% when compared to December 31, 2010, which totaled R$2,565.0 million. This increase is due to the growth of 12.8% on sales during the 2011 fiscal year.

Inventories

On December 31, 2011, inventories totaled R$2,679.2 million (R$2,135.8 million as of December 31, 2010), increasing 25.4% or R$543.4.million There was a significant variation on the inventory of finished goods, mainly due to the decrease on the external market demand.

Non-current assets

As of December 31, 2011, non-current assets totaled R$18,859.7 million (R$17,730.8 million as of December 31, 2010), increasing R$1,128.9 million. Such variation is a consequence from the net increase in property, plant and equipment and from the increase in other assets group, due to an advanced payment in the amount of R$180.0 million for the acquisition of assets related to the integration, production and porks slaughtering.

Property, plant and equipment, net

On December 31, 2011 property, plant and equipment increased 8.1%, totaling R$9,798.3 million (R$9,066.8 million as of December 31, 2010). Improvement and productivity projects amounted to R$1,125.2 million and were allocated in several plants and regions. The acquisition of Avex, Dánica Group and Heloísa added R$110.6 million to the variation.  Depreciation and amortization amounted to R$425.7 million and there were also disposals in the total amount of R$72.4 million mainly due to sales or obsolescence.

Current liabilities

Current liabilities totaled R$7,987.8 million as of December 31, 2011 (R$5,686.4 million as of December 31, 2010) presenting an increase of 40.5%. Such increase is related to the export credit lines, which increased approximately 160.9%, meaning R$1,097.3  million aiming to finance the Company’s working capital. Current liabilities represented 26.6% of total liabilities, compared to 20.5% from the previous year.

Short-term loans and financing

Short-term debts, including the current portion of long-term debt with financial institutions totaled R$3,452.4 million as of December 31, 2011 (R$2,222.7 million as of December 31, 2010), presenting a growth of 55.0%. The increase of the debts is related to the funding for the export credit lines to finance the Company’s working capital.

Accounts Payable

Debts to suppliers of raw materials, materials and services that are necessary to the operational activities of the Company amounted to R$2,681.3 million as of December 31, 2011 and R$2,059.2 million as of December 31, 2010, increasing 30.2%. This increase is related to the growth of the production and the costs of the main raw materials, such as soybean meal (5.1%).

Non-current liabilities

As of December 31, 2011 non-current liabilities totaled R$8,428.6 million (R$7,885.7 million  as of December 31, 2010), representing a decrease of R$542.9 million during the year, mainly due to the higher amount transferred from long-term to short-term and to the reduction of the provision for civil risks.

Long-term loans and financing

Long-term debts with financial institutions totaled R$4,601.0 million as of December 31, 2011 and R$4,975.2 million as of December 31, 2010, representing a decrease of R$542.9 million. This decrease is a consequence of the transference of the debt from the long-term to the short-term.

Shareholder´s Equity

The shareholders’ equity of 2011 corresponded to R$14,110.0 million (R$13,636.5 million as of December 31, 2010). There was an increase of 3.5% derived from the variation of the following groups: reserve for expansion in the amount of R$305.2 million; reserve for capital increase in the amount of R$265.3 million; legal reserve in the amount of R$68.4 million and reserve for government grants in the amount of R$56.5 million.

Main variations in the consolidated balance sheet, comparing December 31, 2010 to December 31, 2009.

Current Assets

Current assets totaled R$9,852.1 million on December 31, 2010 and R$10,677.9 on December 31, 2009, representing a decrease of R$825.8 million, mainly due to the financial investments in the amount of R$1,481.7 million. The accounts receivable from customers increased R$424.3 million as a consequence of the sales revenue growth. The reduction of financial applications plus the generation of operational cash was allocated primarily to the reduction of loans and increase on the Company’s investments. As of December 31, 2010, current assets represented 35.5% of the total assets, when compared to 37.6% from the previous year.

Cash and cash equivalents

The group presented a decrease of 25.2%, from R$4,243.8 million as of December 31, 2009 to R$3,174.4 million as of December 31, 2010 as a result, mainly to the financial investments redemption utilized for the settlement of the indebtedness from the wholly-owned subsidiary Sadia.

Trade accounts receivable, net

Trade accounts receivable totaled R$2,565.0 million as of December 31, 2010, increasing 19.8% when compared to December 31, 2009, which totaled R$2,140.7 million. Such increase is a consequence of the growth of sales revenue.

Inventories

As of December 31, 2010, inventories amounted to R$2,135.8 million  (R$2,225.5 million as of December 31, 2009), representing a decrease of 5.3%. There was a decrease in finished goods in tem amount of R$216.9 million  due to a better sales performance in the current year, while in the end of the prior year the inventories levels were high due to a lower demand in the foreign market. The remaining inventories items increased R$97.2. million  The poultry, pork and beef in formation to be slaughtered, are classified as biological assets, in the current assets and totalized R$900.7 million on December 31, 2010 (R$865.5 million on December 31, 2009).

The poultry and pork for production, breeding stocks with the purpose of generating new biological assets, are classified as biological assets, in the noncurrent assets and totalized  R$377.7 million on December 31, 2010 (R$391.2 million  on December 31,  2009).

Recoverable taxes

The recoverable taxes balance corresponded to R$695.9 million on December 31, 2010 and R$745,6 million on December 31, 2009. Such credits, which are expected to be compensated in the 2011 fiscal year, basically refers to ICMS, PIS, COFINS, Income Taxes and Social Contribution. The export activity, reduced taxes rates in the domestic market, investments in fixed assets and investments in marketable securities provided credits superior to debits generated in the sales.

Noncurrent assets

The noncurrent assets amounted to R$17,899.4 million on December 31, 2010 and R$17,705.7 million  on December 31, 2009; increasing R$193.7 million. The increase is related to investments in property, plant and equipment and the deferred recoverable taxes, which fluctuations amounted R$368.1 million. On the other hand, there was a reduction of R$299.0 million  in the balance of marketable securities.

Recoverable Taxes

The recoverable taxes balance increased R$114.3 million; reaching R$767.4 million  on December 31, 2010, as well as, in the current assets refers basically to ICMS, PIS, COFINS, Income Taxes and Social Contribution Taxes, subject to future offsets.

Deferred income taxes

The deferred income taxes balance totalized R$2,487.6 million  on December 31, 2010 and R$2,426.4 million  on December 31, 2009. The balance comprises net operating losses and temporary differences. The realization of such assets will occur as long as the contingencies are settled and profits generated.

Property, plant and equipment

The balance increased R$192.6 million, totalizing R$9,066.8 million  on December 31, 2010 and R$8,874.2 million  on December 31, 2009. The acquisitions amounted to R$693.3 million  disposals, depreciations and the fair value due to business combination with Sadia totalized R$504.1 million. Among the acquisitions the following are highlighted: expansion of R$116.4 million, of Campos Novos - SC R$75.1 million, constructions in progress in Sadia mainly related to the Lucas do Rio Verde and  Vitória de Santo Antão in the amount of R$198.1.

Intangible

The balance totalized R$4,247.3 million  on December 31, 2010 and R$4,276.5 million  on December 31, 2009; and comprises: goodwill in the amount R$2,833.0 and the trademark of R$1,256. million.

Current liabilities

The current liabilities totalized R$5,621.2 million  on December 31, 2010 and R$6,267.9 million  on December 31, 2009; a reduction of 10.3%, mainly in the debt with financial institutions due to the payment of Sadia’s outstanding loans.

Financing and loans

The short term debt, including the short term portion of non current debt totalized on December 31, 2010 R$2,227.7 million  and on December 31, 2009 R$3,202.7 million, a reduction of 30.4%. The reduction on the debt is mainly due to the payment of Sadia’s outstanding loans.

Suppliers

The suppliers balance R$2,059.2 on December 31, 2010 and R$1,905.4 million  on December 31, 2009, increasing 8.1%, above the increase in the cost of goods sold which increased 33.2% and are related to the purchase policy and the prices behavior of the main raw materials.

Noncurrent liabilities

Totalized R$8,493.8 million  on December 31, 2010 and R$9,120.0 million  on December 31, 2009; reducing 6.9%, mainly due to the payment of Sadia’s outstanding loan.

Financing and loans

The noncurrent debt totalized R$4,975.2 million  on December 31, 2010 and R$5,853.5 million  on December 31, 2009, reducing R$878.3 million, mainly due to the payment of Sadia’s outstanding loan.

Tax, labor and civil contingencies

The tax, labor and civil contingencies totalized R$1,118.9 million  on December 31, 2010 and R$1,031.6 million  on December 31, 2009.  The balance is related to the lawsuits which the outcomes are considered probable, being: tax R$859.9 million, labor R$110.1 million, civil R$148.9 million.

Deferred income taxes

Totalized R$1,635.7 million  on December 31, 2010 and R$1,456.4 million  on December 31, 2009. The amount of R$1,124.4 million  refers to net operating losses and temporary differences in the amount of R$511.3 million.

Shareholders’ equity

The shareholders’ equity totalized R$13,636.5, while in the end of the 2010 fiscal year amounted to R$12,995.7 million. There was an increase of 4.9% due to the net profit of R$806.8, reduced by the interest on own capital in the amount of R$262.5 million.

Main variations in the consolidated balance sheet, comparing December 31, 2009 to December 31, 2008.

Current assets

Our current assets amounted to R$10,677.9 million  on December 31, 2009 up from the R$5,917.4 million  reported the previous year, due to a R$2,267.8 increase in cash & cash equivalents and cash investment accounts derived from the proceeds the Company obtained from a share issue. Trade accounts receivables, inventories and tax credits in general and other current assets grew owing to the business association with Sadia on July 8, 2009. On December 31, 2009, current assets accounted for 37.6% of total assets, against 52.7% in the previous year.

Cash and cash equivalents

Increased 114.8% from R$1,976.0 million  December 31, 2008 to R$4,243.8 million  on December 2009, related to the share issue, net of the amounts transferred to Sadia to settle the subsidiary’s debt.

Trade account receivable, net

Our trade accounts receivables amounted to R$2,140.7 million  on December 31, 2009, up 55.3% from the previous year’s R$1,378.0 million. The increase derives from the business combination with Sadia.

Inventories

Increased 75.5% to R$2,255.5 million on December 31, 2009, from the R$1,285.4 million  reported in the prior year.

Poultry, pork and bovine in formation for slaughter were recorded as biological assets under current assets at a total R$865.5 million on December 31, 2009 (R$427.4 million on December 31, 2008).

Breeding poultry and swine, parents designed to produce new biological assets, were recorded as biological assets under non-current assets at a total R$391.2 million on December 31, 2009 (R$158.8 million on December 31, 2008).

Inventories of finished products, slaughter and breeding animals, raw materials and advances to suppliers grew significantly in the wake of the business combination with Sadia.

Noncurrent assets

Increased R$12,388.9 million, from R$5,316.8 on December 31, 2008 to R$17,705.7 million the following year. The increase results partly from the share issue proceeds (portion recorded in the long-term deposits), as well as tax credits and deferred income tax and the business combination with Sadia.

Recoverable taxes

Increased R$505.6 million  to R$653.0 million on December 31, 2009, due to the business combination with Sadia. These refer basically to credits for ICMS, PIS, COFINS, income tax and social contribution, to be offset in the future.

Deferred income tax

Totalized R$2,426.4 million on December 31, 2009 from the R$550.8 million reported in the prior year. These are income tax and social contribution credits on losses, premiums and other temporary differences. Realization of these deferred assets will occur as contingencies are met and profits flow in. The increase results from the business combination with Sadia

Property, plant and equipment

The property, plant and equipment increased 223% to R$8,874.2 million on December 31, 2009 from the R$2,747.8 million reported in the prior year. The R$5,981.7 million  increase is a result of the business combination with Sadia.

Intangible assets

Amounted to R$4,276.5 million on December 31, 2009 against R$1,557.6 million on December 31, 2008. It refers basically to goodwill and trademarks and the effect of the business combination with Sadia.

Current liability

Increased 98.3% to R$6,267.9 million on December 31, 2009 from the R$3,160.0 million on December 31, 2008, particularly in debt to financial institutions and suppliers in the wake of the business combination with Sadia.

Short-term Loans and Financing

Short-term debt, including the current portion of the long-term debt to financial institutions, amounted to R$3,202.7 million  on December 31, 2009, up 102.8% from the prior year’s R$1,578.9 million. The higher debt is primarily related to the business combination with Sadia.

Trade accounts payable

Trade accounts payables increased 75.9% to R$1,905.4 million  on December 31, 2009 from R$1,083.4 million  on December 31, 2008, as a result of the business combination with Sadia.

Noncurrent Liability

Increased R$4,971.4 million in the current year to R$9,120.1 million  on December 31, 2009 from R$4,148.7 million  on December 31, 2008, due to the business combination with Sadia.

Long-term Loans and Financing

Long-term debt to financial institutions amounted to R$5,853.4 million  on December 31, 2009, an additional R$2,133.7 million from the prior year’s R$3,719.7 million. The debt increase results from the business combination with Sadia.

Tax, labor and commercial contingencies

Increased R$1,031.6 million  on December 31, 2009 from R$ 219.1 million  on December 31, 2008. These are contingency provisions where losses are likely.  The increase results from the business combination with Sadia.

Deferred income tax

Totaled R$1,456.4 million  on December 31, 2009 from R$ 73.3 million  on December 31, 2008. This refers to income tax and social contribution related to business combination with Sadia.

Shareholders’ equity

The shareholders’ equity totalized R$12,995.7 million  on December 31, 2009, up from the previous year’s R$ 3,925.3 million. A growth of 231% was reported particularly following the R$ 5,290.0 million capital injection from the share issue, the R$3,818.4 million paid-in with HFF’s and Sadia’s shares and a  R$ 98.7 million profit from the fiscal year, pared down by the R$100.0 million paid in interest on own capital.

Item 10.2. itens a. b. e c.

Transition to International Financial Reporting Standards

We have changed our consolidated financial reporting from accounting principles generally accepted in Brazilian GAAP to IFRS, as issued by the IASB. We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from U.S. GAAP.

Note 3 to our consolidated financial statements describes the accounting pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and approved by the CVM that govern the transition to IFRS and have been adopted by our company.  Note 3 also contains a reconciliation of shareholders’ equity and net income recorded under Brazilian GAAP as of and for the year ended December 31, 2009 to the amounts recorded under IFRS.

Limitation on Comparability of Our Financial Statements

Business Combination with Sadia – Our results of operations for 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010.

Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of BRF, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. Consequently, our results of operations for the year ended December 31, 2009 include the results of operations of Sadia only for the period subsequent to the July 8, 2009 acquisition date.

For more information on our acquisitions in 2009, including the business combination with Sadia, see “Item 10.3 Events with significant effects occurred and expected in the financial statements and note 7.1 to our consolidated financial statements.

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2011, 2010 and for 2009 on a historical basis.

		Years Ended December 31
	2011	2010	2009
	(%)	(%)	(%)
Net sales	100,0	100,0	100,0
Cost of sales	74,1	74,7	80,0
Gross profit	25,9	25,3	20,0
Operating expenses:
Sales expenses	14,9	15,5	16,2
General and administrative expenses	1,7	1,5	1,4
Other operating expenses	1,6	1,7	1,9
Equity interest in income of subsidiaries	0,03	0,0	0,0
Operating income	7,8	6,5	0,5
Financial income (expenses), net	1,9	2,1	1,7
Income before taxes and participation of non-controlling shareholders	5,9	4,4	2,1
Income and social contribution taxes	0,6	0,9	1,4
Net income	5,3	3,5	0,7
Attributable to:	5,3	3,5	0,8
BRF shareholders	0,0	0,0	0,1

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

 ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2010 was 8.8%.

PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS in 2010.

Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2010 and 2009:

	As of December 31,
	2010	2009
Gross sales:	(in millions of reais)
Domestic sales	16,607	11,619
Foreign sales	9,427	6,749
	26,034	18,368
Sales deductions
Sales tax	(2,759)	(2,059)
Refunds and rebates	(594)	(403)
Net sales	22,681	15,906

Segment Presentation

We operate in two business segments: the domestic market and the export market. In each market, we produce and distribute:

-  meat products, such as meat cuts (which we refer to as in natura meat), including poultry, pork and beef, and processed meats;

- dairy products, including milk and other dairy products;

- other processed products, such as lasagnas, pizzas and cheese bread; and

- other products, such as soy meal and refined soy flour.

We report net sales by market. Because we use the same assets to produce products for both our domestic and export market, we do not identify assets by market.  See note 6 to our consolidated financial statements for a breakdown of net sales by segment and product line.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following tables provide a comparison of results of operation on December 31, 2011 and December 31, 2010, based on the consolidated financial statements prepared in accordance with IFRS.

 From the year 2011, the BRF has included a larger opening of market segmentation, as described above.

Net Sales – BRF registered net operating sales of R$ 25.7 billion in the year, 13.3% higher, principally supported by good performance in the domestic market and the Food Service segment. In 4Q11, net operating revenue totaled R$ 7.1 billion, a 10.9% increase, driven by the commercialization of the festive line of products (year-end holiday season).

Domestic Market

Domestic market sales evolved 14.3% to R$ 11.6 billion, a period marked by lower robust consumption rates compared with 2010. Additionally, the increase in the price of commodities exerted upward pressure on production costs. On the other hand, price and cost management policy, the efforts made to improve sales team productivity and investments in innovation contributed positively to results.

Meats –  Despite an increase in costs – more especially those of grains – the meats segment posted a 18% improvement in revenue with the commercialization of 1.8 million tons in the year. Total revenue was R$ 9 billion.

Other processed products – In 2011, BRF dedicated special attention to innovation in the frozen product business. The distribution of the Sadia-branded products under the Escondidinho label was expanded throughout Brazil and reported excellent sales performance. The Perdigão Meu Menu line was also expanded, consumer reception being particularly good. Total revenue for the segment was R$ 2.0 billion, a growth of 2.3%. In the quarter, net sales to the domestic market amounted to R$ 3.3 billion, 7.6% higher than recorded in 4Q10. The highlight for the quarter was elaborated/processed products which posted  an increase of 12.5% in revenues and accounted for 59% of the operating margin reported for the quarter in this market, more particularly due to the festive products line (year-end holiday period).

	THOUSAND TONS				R$ MILLION
DOMESTIC MARKET	2011	2010	% Ch.	2011	2010	% Ch.
Meats	1,760	1,664	6	9,032	7,652	18
In Natura	379	350	8	1,887	1,632	16
Poultry	251	232	8	1,112	933	19
Pork/Beef	128	118	8	774	699	11
Elaborated/Processed (Meats)	1,381	1,314	5	7,145	6,020	19
Other Processed	429	446	(4)	2,043	1,996	2
Others sales	440	389	13	555	529	5
Total	2,629	2,499	5	11,630	10,177	14
Processed	1,810	1,760	3	9,188	8,017	15
% Total Sales	69%	70%		79%	79%

External Market

Operations in the international market developed satisfactorily in 2011. Despite oscillations in foreign exchange rates, the economic crisis in Europe, the Russian trade ban on Brazilian meat imports and the escalating costs of commodities, net sales grew 12.3% to R$ 10 billion, equivalent to a volume of 2.2 million tons, 1.2% lower than the preceding year due to the strategy of prioritizing wider margins.

Some markets such as Europe, Japan, China and Singapore helped drive a positive performance while the Middle East and Egypt, affected by popular uprisings (the Arab Spring), as well as Iraq, reported a weaker business climate. The European Plusfood division turned in results above forecast reflecting strategic changes in the client and product portfolios and the modernization of the industrial unit in the Netherlands.

Market performance

Far East – Volumes grew 4% and revenues, 20.1% in the year despite pressure to reduce prices in the final quarter in the Japanese market, which had performed well up to the end of the first half.  We expect margins to be squeezed in this market until local inventories adjust to demand.

Eurasia – Revenues fell 26.6%, with volumes also down 31.5% due to the Russian ban on imports from the majority of Brazilian exporting plants. The ban has since been lifted and exports should normalize as from February 2012. However, the Ukraine took a large part of the volume originally destined for Russia, alleviating most of the negative impact of these import restrictions.

Europe – In this region, difficulties in some countries, especially Greece, Italy and Portugal have had no impact on our businesses. Sales revenue in this market increased 8.1%, albeit on lower volumes of 9.2% due to the Company’s switch in strategic focus to higher value added particularly in the case of those products made at Plusfood, which expanded its portfolio, doubling our production capacity in Europe.

Middle East – Sales revenue was up 5.7% on stable volume. Margins were squeezed for products such as chicken griller – a heavily demanded product in this market, more especially in the 2H11. However, while our marketing campaigns focused on the religious period of Ramadan with the objective of further enhancing customer loyalty to the Sadia brand - Top of Mind in the region -, it also served to relieve some of the pressure on margins for in natura products. The Company’s objective in this market is to add value by building a new industrial unit in the United Arab Emirates focused on the production of processed products (breaded products, hamburgers, etc.).

South America – Revenues increased 55.2% and volumes 14.8%. In addition to growing demand in these markets, business benefited from the incorporation of the acquired Avex and Dánica operations as from 4Q11 in Argentina.

Africa and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those regions of the continent considered strategic, the area as a whole growing sales revenue by 32.7%, while in other countries growth was 51.7%

	THOUSAND TONS				R$ MILLION
EXPORTS	2011	2010	% Ch.	2011	2010	% Ch.
Meats	2,153	2,220	(3)	9,876	8,890	11
In Natura	1,840	1,875	(2)	8,126	7,238	12
Poultry	1,582	1,594	(1)	6,572	5,724	15
Pork/Beef	258	281	(8)	1,554	1,513	3
Elaborated/Processed (Meats)	313	345	(9)	1,750	1,652	6
Other Processed	24	18	28	175	91	93
Others sales	40	6	-	42	4	-
Total	2,217	2,244	(1)	10,093	8,985	12
Processed	337	363	(7)	1,925	1,743	10
% Total Sales	15%	16%	-	19%	19%	-

Dairy products – An improved product mix was instrumental in increasing the dairy product sales revenue 9.8% to R$ 2.5 billion. The atypical spike in sugar and the continual upward pressure on milk prices paid to the producers, pressured production costs in the segment.

Some important  steps were taken in remodeling the industrial complex in this segment and launching the Naturis line, Sadia-branded danbo and mozzarella cheeses and the ecologically correct packaging for Batavo milk.

	THOUSAND TONS				R$ MILLION
DAIRY	2011	2010	% Ch.	2011	2010	% Ch.
Dairy Products	1,071	1,078	(1)	2,539	2,312	10
Milk	861	873	(1)	1,720	1,586	9
Dairy Products- processed	209	205	2	818	726	13

Food Service – In 2011, this segment reported a performance which was better than the average for the market. This reflects the importance of the Food Service business in the Company’s expansion strategy in a process which adds in customer service as a competitive differential. Sales revenue increased 19.7% to R$ 1.4 billion. The result is largely due to the growth in the consumption of away-from-home meals, increased purchasing power nation-wide, more especially the C class, and by the increase in food service chains as a result of a growing number of shopping malls not only in the major cities but also in upcountry areas. The management model for the area contributed to results, reflecting the adoption of processes representing the best practices of both Sadia and Perdigão following the effective merger of the two. Examples are the added value in the delivery of beef and the improved focus on the service provider areas with dedicated portfolio and commercialization areas. In addition, the adding of value in the positioning of the global accounts contributed to the performance of the Food Service segment.

	THOUSAND TONS			R$ MILLION
FOOD SERVICE	2011	2010	% Ch.	2011	2010	% Ch.
TOTAL	275	240	14.7	1,444	1,207	19.7

The table below shows the breakdown of average prices for domestic sales on a combined basis.

	Average Sales Price
	2011	2010	Var.
	(in reais per kg)		(%)
Domestic Market	4.42	4.07	8.6
External Market	4.55	4.00	13.7
Dairy	2.37	2.14	10.6
Food Service	5.25	5.04	4.3

Cost of Sales – The cost of sales rose 12.4% to R$ 19 billion. Although the cost of the principal raw materials – corn and soybeans – increased 38% for corn and 15% for soybeans during the year and there was also pressure from other costs such as direct raw materials, COGS was 74.1% of net sales, 60 basis points lower than the preceding year, principally due to captured synergies.

In 4Q11, the cost of sales reported a year-on-year 13% increase, representing a 130 basis points rise in COGS from 71.3% to 72.6%.  4Q10 benefited from a well adjusted inventory policy both for raw materials as well as seasonal products, built up to confront grain costs.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 6.7 billion, a gain of 16.2%, reflecting an improvement of 60 basis points, or 0.6 percentage points in gross margin, which increased from 25.3% to reach 25.9% of net sales, supported by revenue performance and synergy gains. In 4Q11, Gross Profit amounted to R$ 1.9 billion – a year-on-year increase of 5.8%, which we consider positive given the excellent performance in 4Q10 when costs were lower.

Operating Expenses – Operating expenses were 10.6% higher due to a rise of 40.2% in fixed commercial expenses and 28.2% in administrative expenses due to investments in the implementation of IT systems and in consultancy work related to the merger. However, variable commercial expenses fell 18.3% thanks to gains in synergies due to a reduction in logistics costs. In 4Q11, operating expenses amounted to R$ 1.2 billion – 17.4% higher, also a reflection of the increase in fixed commercial overheads and administrative expenses/management compensation.

Other Operating Results – The amount of R$ 402.7 million in other operating results is 2.2% higher than the preceding year and incorporates income from the reversal of provisions, recovery of expenses, benefits plan and insurance claims. Expenses include: costs with the pre-operational phase of the new industrial units, loss damages, provision for tax and civil risks. In line with IFRS rules, participations in profits are also booked to this item.

Operating Profit and Margin – The Company recorded an operating margin which was 130 basis points higher – from 6.5% to 7.8%, the operating result indicative of the improvement in business performance. Operating income before financial expenses (EBIT) reached R$ 2 billion, a gain of 34.8%.

However in 4Q11, there was a decline of 9.2% to R$ 508 million in operating profit – EBIT, equivalent to an operating margin of 7.2% (150 basis points below the figure registered in 4Q10). This reflects greater pressures from costs of the principal raw materials, direct materials, exports and a one-off spike in fixed commercial and administrative expenses.

Financial – Net financial expenses totaled R$ 479.5 million (0.7% lower) and remained largely unchanged in relation to the preceding year. While currency volatility during the course of the year had an impact on increased outstanding debt and financial overheads, efficient risk management and the adoption of best practices of hedge accounting mitigated the adverse effects on financial result.

In addition to the foreign exchange translation effect, allocation of cash to investments in Capex  and acquisitions made during the year, increased net debt by 48.7% to R$ 5.4 billion, resulting in a net debt/EBITDA ratio of 1.7 times, with a book currency exposure of US$ 470.7 million.

In 4Q11, financial expenses were 21.6% higher than the same period in 2010 due to the foreign exchange translation effect on loans, financing and other currency denominated liabilities as well as a loss on the conversion of overseas investments.

In the light of the high level of exports, the company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover continues to permit significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

In 12.31.11, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 645.2 million with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,360 million + EUR 316 million + GBP 69,3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

Debt profile
R$ Million		12.31.2011		12.31.2010
DEBT	Current	Non current	TOTAL	TOTAL	% Ch.
Local Currency	1,814	1,515	3,330	3,216	4
Foreing Currency	1,909	3,086	4,995	4,069	23
Gross Debt	3,723	4,601	8,324	7,285	14
Cash Investments
Local Currency	1,133	70	1,203	1,059	14
Foreing Currency	1,630	83	1,713	2,592	(34)
Total Cash Investments	2,763	153	2,916	3,651	(20)
Net Accounting Debt	960	4,448	5,408	3,634	49
Exchange Rate Exposure - US$ Million			471	(85)	-

Income Tax and Social Contribution – Income tax and social contribution totaled R$ 156.5 million for the year, 20.3% lower, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investments. However, in 4Q11, the Company booked R$ 215 million under this item with respect to the constitution of a provision for losses of income tax and deferred social contribution on tax losses and negative base for social contribution on net income and not to be used following the incorporation of Sadia into BRF, expected for 2012, in line with CPC 24 (Subsequent Events – IAS 10), and CPC 32 (Taxes on Profits – IAS 12). The foregoing value reflects Management’s current best estimates. The final impact of Sadia’s incorporation with BRF will be calculated as at 31 December 2012. The provision will not affect the amount of dividends proposed/distributed relative to fiscal year 2011, and relating to the dividend distribution through the intermediary of payment of interest on shareholders’ equity.

Net Income and Net Margin – Net income was R$ 1.4 billion in the year with a net margin of 5.3%, an increase of 70.1% in relation to the preceding year, reflecting BRF’s good operating performance and synergies captured – this despite the twin challenges of exports and associated currency volatility. In 4Q11, net income reached R$ 121 million, 66.4% down due to the factors explained above.

As mentioned in the previous item, a provision was constituted in 4Q11 for the future incorporation of Sadia. Excluding this effect, the adjusted net income for the year would have been R$ 1.6 billion,  an increase of 96.8%, with a net margin of de 6.2% and R$ 336 million in 4Q11, 6.7% lower and equivalent to net margin of  4.7%.

EBITDA – EBITDA reached R$ 3.2 billion, 23.1% higher, recording a gain of 100 basis points in relation to the preceding year, building in the improvement in results and synergy gains in commercial cost and expense variables. On a year-on-year comparative basis, 4Q11 reported a reduction of 4.1%. In spite of factors already discussed such as: pricing pressure in some export markets, pressure from grain prices – reflecting in higher production costs for the principal raw materials, and strikes in the port of Itajai delaying shipments due to the need for diversion to other port causing the Company to turn in a narrower EBITDA margin, there was significant cash generation in 4Q11.

Ebitda breakdown
EBITDA - R$ Million	4Q11	4Q10	% Ch.	2011	2010	% Ch.
Net Income	121	360	(66)	1,367	804	70
Non Controlling Shareholders	2	(0)	-	(2)	1	-
Income Tax and Social Contribution	200	48	319	157	196	(20)
Net Financial	186	153	22	480	483	(1)
Equity Accounting and Other Operating Result	187	195	(4)	357	370	(4)
Depreciation, Amortization and Depletion	224	204	10	886	780	14
= EBITDA	920	959	(4)	3,244	2,635	23

Comments on the performance of the results for the fiscal year ending December 31, 2010, compared to December 31, 2009.

Net Sales

Our net sales increased 8.3% to R$22.7 billion in 2010 from R$20.9 billion in 2009, primarily due to on a pro-forma basis and 42.6% higher according to CL(Corporate Law) figures considering the incorporation of results for Sadia as from July 2009, partially due to the results in 4Q10.

Net sales reached R$ 6.4 billion in 4Q10, a 20.6% increase and a growth of 12.2% in relation to 3Q10, particularly boosted by the domestic market with sales of year-end holiday products to the Brazilian market and an improved export performance.

Domestic Market

BRF has successfully maintained its market share for the principal product categories thanks to innovative initiatives, product launches and brand sustainability campaigns in addition to the hands on management of prices and costs. In all segments, including dairy products, BRF has prioritized commercialization margin (value share) over to market share.

Sales to the domestic market totaled R$13.5 billion, a growth of 11.3% against the preceding year. The Company sold 3.8 million tons of product, 4.9% higher than 2009 on a pro-forma basis. Thanks to these results, margins were restored to pre-crisis levels.

In the fourth quarter, domestic market sales posted growth of 22% at R$ 4.0 billion and total volumes 9.8% higher.

The buoyant domestic market associated with an increase in real incomes in a scenario of full employment in conjunction with rising consumption among the emerging social classes, have helped stimulate demand and  sales to all  segments, especially those directed towards lines catering for products traditional to the year–end holiday period.

Corporate Law:
	THOUSAND TONS				R$ MILLION		AVERAGE PRICE
Domestic Market - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	1,837	1,284	43	8,669	5,777	50	4.7	4.5	5
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	254	79	2,026	1,015	100	4.5	4.0	11
Soybean Products/ Others	389	362	8	529	438	21	1.4	1.2	12
Total	3,756	2,901	29	13,515	9,370	44	3.6	3.2	11

Pro forma:

PRO FORMA	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Domestic Market	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	1,837	1,723	7	8,669	7,845	11	4.7	4.6	4
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	402	13	2,026	1,612	26	4.5	4.0	11
Soybean Products/ Others	389	454	(14)	529	551	(4)	1.4	1.2	12
Total	3,756	3,580	5	13,515	12,148	11	3.6	3.4	6

Meats - The segment posted an increase of 10.5% in sales and 6.6% in volume. The recovery in in natura meat exports helped to steady supplies of product to the domestic market sustaining prices and the sale of items with greater added value. As a result, average prices remained 3.6% above those registered for 2009 on a pro-forma basis while processed products registered an improvement of 690 basis points for the year.

Due to the excellent demand for traditional year-end holiday products, 4Q10 reported sales 22,9% higher for meats, with a 10,4% increase in volume. The operating margin for higher added value products posted growth of 4.7 percentage points compared with 4Q09.

Dairy Products – Net sales for the dairy product segment in 2010 recovered to 2008 levels ending the period totaling R$ 2.3 billion. Margins were squeezed by high prices paid to milk producers. Average prices continued in the same level of 2009. The year under review did not show the typical pattern of an on- and off-season, a fact that rendered management of costs and inventory even more difficult. Since these problems prevented margins returning to historical levels, BRF pursued a policy of preserving profitability in the segment which translated into a reduced market share for processed items and UHT milks.

Other processed products- Highlights for the year in this segment were Meu Menu, a line of ready-to-eat/cook, frozen and individual dishes for consumers that live alone, and Escondidinho, inspired by traditional recipes of Brazilian cuisine and directed towards the family market. The Company ran campaigns designed to consolidate the brands, taking full advantage of events with major popular appeal such as the World Soccer Tournament. Overall, market share remained stable – with the exception of margarines where there was growth. Total sales for the segment were R$ 2.0 billion, a growth of 25.7% while volume reached 454.9 thousand tons, a rise of 13.1% and 79%, respectively on a pro forma and CL basis. In the fourth quarter, growth was 27.3% and 10.5%, respectively, in sales and volumes.

Food Service – This segment is a strategic one in BRF’s growth plans with the food service market benefiting from a change in the habits of the Brazilian population, growth in incomes and a recovery in employment. According to the IBGE’s Family Budgets Survey, the percentage of expenses on food away from home rose from 24.1% (2002/2003) to 31.1% (2008/2009). Thanks to this trend and BRF’s investments in products and services, the segment posted a year-on-year increase of 13.1% in sales and 15% in volume.

BRF is the leading player in the Brazilian food service business, supplying the largest food service chains and franchises in the country and developing customized solutions for enhancing its services and proximity to the customer. This segment is present in all the major urban centers, BRF using a proprietary and dedicated fleet of delivery trucks in addition to maintaining high standards of quality and reliability.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market on a combined basis.

Foreign Markets

In line with guidance from the anti-trust authority CADE, the merging of international sales has permitted gains in synergies and scale with better price and portfolio management. The Company has repositioned its brands, benefiting from the segmentation of the markets. Sadia has become a premium brand focused on higher added value and innovation. Perdix is positioned as a mainstream high brand, dedicated to the commercialization of large volumes and products attuned to local tastes. Borella, Halal, Fazenda and others have been maintained as brands which compete with local overseas food product industries.

BRF’s international division, Plusfood, with units in The Netherlands and the United Kingdom, is reinforcing its strategy with the manufacture of items destined for the European market. Examples are Perfect Portions, a standardized line of items for the food service business as well as specific products geared satisfying European consumer demand.

In 2010, export revenue increased 4.3% to R$ 9,2 billion on volumes of 2.3 million tons (5.9% greater) – pro-forma basis and a growth of 40.2% in sales revenue on a CL basis. In the fourth quarter, exports reached R$ 2.4 billion, representing an increase of 18.3%, and 4.2% up in volume.

Corporate Law:
	THOUSAND TONS				R$ MILLION		AVERAGE PRICE
Exports - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	2,278	1,623	40	9,051	6,445	40	4.0	4.0	0
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	10	90	91	40	129	4.9	4.1	20
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	1,645	40	9,166	6,536	40	4.0	4.0	0

Pro forma

	THOUSAND TONS				R$ MILLION		AVERAGE PRICE
Exports	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	2,278	2,147	6	9,051	8,618	5	4.0	4.0	(1)
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	18	4	91	120	(24)	4.9	6.7	(27)
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	2,177	6	9,166	8,789	4	4.0	4.0	(2)

Meats – During the first half, full inventories in world markets depressed prices. In the light of this scenario, the Company adjusted its portfolio accordingly and by the second half with supply and demand back in balance, conditions had improved. However, the devaluation of US$ dollar against Reais, thus reducing revenues when translated into Reals, without reducing profitability.

Meat exports amounted to R$ 9.0 billion, 5% higher with volumes 6.1% up for the year. In 4Q10, export sales reached R$ 2.3 billion, an increase of 17.4% in export revenues and 3.9% in volume. Average prices in US dollars FOB (Free on Board), were 14% in relation to the preceding year. The appreciation of the real in relation to US Dollars resulted in price decline in terms of Reals and an overall reduction in export revenues also in local currency terms.

Dairy Products - The scenario of weaker international demand restricted sales volume on the overseas market with shipments recording a year-on-year decline of 28%. In the fourth quarter, volumes were 24.9% down, albeit with export revenues 11.2% higher. The Company is shortly to expand its unit in Argentina – a cheese manufacturer – to make it self-sustainable and to source of value-added exports. Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries making exports to these markets a feasible proposition.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the foreign market.

Europe – The crisis in some countries – Greece, Ireland, Portugal and Spain – weakened the domestic economy and causing considerable instability throughout the year. Operations benefited from the pressure on international quotations for the principal grains (corn and soybeans), permitting an increase in prices to the European market. Expansion at Plusfood was instrumental in BRF enhancing its penetration in the region and the doubling of capacity at the Dutch unit is expected by mid- 2011. Production will be sold to such countries as Spain, Germany, Austria and Poland.

Middle East – These markets were severely pressured in the first half of last year due to high product inventory. Importers remained cautious, but resumed business in the second half. The Middle East continues to be BRF’s principal overseas market. Among the countries where there is major potential are Iraq, Jordan and Iran. In 2010, 15 new products under the Sadia brand name were launched in the region, a trend which is expected to increase in 2011.

Far East – The Japanese market reported an improvement in the prices for imported products with consumption remaining steady. In China, demand for BRF’s products continued strong especially following the opening of the Company’s office in the financial hub of Shanghai. BRF plans to leverage its business on the major growth potential presented by the Chinese market.

Eurasia – Demand from countries in the region remained strong both for poultry meat and pork products, resulting in higher prices and volumes.

Africa, Americas and other countries – There was an increase in the African market, especially for processed products with an improvement in volumes and prices. The region presents major growth potential for BRF’s products, more notably in countries such as Algeria, Tunisia, Egypt and Morocco, Mozambique, South Africa and Namibia as well as Angola.

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the region have been particularly strong for a new line of specialty ham products in Argentina and Uruguay, and Qualy light margarine in Chile.

Internationalization Project - BRF is structuring its Long-Term Internationalization Project focused on its international footprint for products with higher added value and distribution in its main operating regions.

Cost of Sales - For the year as a whole, cost of sales was 1.4% higher on a comparative pro-forma basis and 33.2% up on a Corporate Law basis, although also registering gains in the light of stronger proportional growth in net sales vis a vis cost of sales.

Costs of sales were 11.9% higher in 4Q10, the increase being proportionally less than sales revenue. This permitted a gain in gross margin despite the cost pressure from the principal raw materials – breeding stock, corn and soybeans - due to the highly volatile scenario for these commodities.

Taking into account Company performance in 4Q09 – this already a result of synergies arising from the integration of supplies and services – BRF reported a gain of 550 basis points, the cost of sales/net sales ratio increasing from 76.8% to 71.3%.

Gross Profit and Gross Margin – Gross Profits amounted to R$ 1.8 billion, an increase of 49.5% with a gross margin of 28.7 against 23.2%, driven by the growth in sales and the reduction in production costs in 4Q10 compared with 4Q09. For the accumulated period, Gross Profits amounted to R$ 5.7 billion – 35.8% higher on a pro-forma basis and 80.4% higher on a CL basis, reflecting a gradual and consistent recovery in performance.

Operating Expenses – The increase for this item was also proportionally less than that of sales for the quarter although 9.4% higher but taking into account expenses relating to investments in marketing, improvements to the IT system and disbursements with respect to consultancy work on the integration process and  new executive hires. As a result, the operating expenses/net sales ratio improved from 18.2% to 16.5%, a gain of 170 basis points in the quarter.

Consequently, operating expenses totaled R$ 3.9 billion in the year, 11.2% higher on pro-forma basis and 37.7% up on a Corporate Law basis.

Operating Income and Margin – Operating profit before other results, equity income and financial expenses was R$ 781.1 million, a significant gain of 197.8% on the back of the strong business performance, with an operating margin 730 basis points higher – increasing from 4.9% to 12.2% for the comparative quarters 4Q09/4Q10. The Company also posted a quarter-on-quarter gain of R$ 356 million in operating income. For the accumulated annual period there was a 6.4 percentage points gain in operating margin (pro-forma basis) reflecting the expected and gradual post-crisis recovery in the results, 396.3% up in Corporate Law terms, and with a nominal 378% pro-forma growth reaching R$ 1.8 billion in the operating result for the year.

Financial Results – BRF reported a reduction in the average cost of debt as well as a longer average debt maturity profile thanks to the financial discipline adopted in the debt restructuring plan. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for foreign exchange protection in line with hedge accounting standards. This has been responsible for major benefits from matching currency liability flows with export shipments. As a consequence of this process there has been a reduction in the volatility of financial expenses on a monthly basis.

Net debt for December 31 2010 was 13.3% less than reported in 2009, supported by operating results despite investments in capex, marketing and for synergy projects.

Net debt/EBITDA ratio fell to 1.38 times from 3.6 due to the improvement in cash generation posted in the year and the equilibrium between the Company’s net debt and operations. Consolidated currency exposure was US$ 76 million (asset position), contemplating the implemented hedge accounting policy, against US$ 1.1 billion (liability position) for the preceding year.

Net financial expenses in the quarter were R$ 152.5 million against a net financial expense of R$ 27.5 million in 4Q09. The result for the previous year was impacted by the positive effect of foreign exchange rate variation on the net currency exposure. On a pro-forma basis for the year, financial expenses amounted to R$ 483.1 million against R$ 617.3 million in financial income, principally due to the positive foreign exchange rate effect on net currency exposure throughout 2009. Meanwhile on Corporate Law basis, financial income accumulated R$ 262.5 million in 2009 due to the incorporation of Sadia’s results in July 2009.

The restructuring of the Sadia subsidiary’s debt was secured with the funds raised from a primary share issue totaling R$ 5.3 billion in July 2009. Of this amount, a total of R$ 3.5 billion was transferred to Sadia in 2009 via an Advance for Future Capital Increases (AFAC) and an intercompany loan, for anticipating payments, and thus reducing short term bank borrowings. A further R$1.2 billion was transferred during 2010.

On January 21 2010, BRF issued (10) ten-year bonds totaling US$750 million (bonds), maturing January 28 2020 and a coupon (interest) of 7.250% per annum (yield to maturity 7.375%), which shall fall due and be payable in semi-annual payments as from July 28 2010. This operation increased average debt maturity by one year.

Other Operating Results – In 4Q10, other operating results totaled R$222.6 million, 24.7% higher, and accumulating R$ 393.9 million for the year, 41.2% higher on a pro-forma basis and 30.1% up on a CL basis. This item largely reflects the costs of idle capacity – due to the pre-operational phase of the new industrial units in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Income tax and social contribution for the quarter was R$ 47.7 million against R$ 34.7 million in 4Q09, considering the appropriation of interest on shareholders’ equity declared for the final quarter of 2010. In the year, income tax and social contribution totaled R$196.5 million – 49.5% higher on a pro-forma basis, 120.2% higher in Corporate Law terms, due to the negative result recorded by Sadia in that period and the effects of the results from wholly owned overseas subsidiaries due to the currency translation impact.

Net Income and Net Margin – BRF posted a net income of R$ 360.2 million in the quarter on a net margin of 5.6%, a significant increase of 520 basis points a year on year improvement of 1,537.2%.  The improvement in net result reflects the better operating performance in the quarter. For the full year, net income reached R$ 804.1 million, a 125% increase on a pro-forma basis and 215.3% up on a CL basis based on the adjusted result of R$255 million reported for 2009 (including an additional R$ 132 million  reflecting the incorporation of Perdigão Agroindustrial in 1H09).

EBITDA – EBITDA reached R$ 959.1 million during 4Q10, registering a gain of 167.2% compared with 4Q09 and reflecting the Company’s consistent and the gradual improvements already incorporated in management forecasts. EBITDA margin was 15% against 6.8% (a significant gain of 820 basis points), with an additional gain of R$ 341.7 million in the quarter compared to 3Q10.

Operating cash generation for 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 2.6 billion, 123.1% better than the same period in 2009 on a pro-forma basis and 202.6% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses and the synergies from the merging of processes already authorized by CADE such as in export business and the domestic market for in natura meat and the acquisition of some raw materials and services.

10.3. Events with significant effects occurred and expected, in the financial statements

a)    addition or elimination of segment information

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.

  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.

  Pork and beef cuts: involves the production and trade of cuts in natura.

  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.

  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.

  Milk: involves the production and trade of pasteurized and UHT milk.

  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The informations for the year ended December 31, 2011 were restated for comparative purposes

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
Net sales	12.31.11	12.31.10
Domestic market:
Poultry	1,112,291	933,060
Porks/beef	774,476	698,952
Processed products	7,144,983	6,020,439
Other processed	2,043,030	1,996,305
Other	555,215	528,670
	11,629,995	10,177,426
Foreign market:
Poultry	6,571,946	5,724,303
Porks/beef	1,554,086	1,513,269
Processed products	1,750,059	1,652,488
Other processed	175,160	90,747
Other	41,859	4,358
	10,093,110	8,985,165
Dairy products:
Milk	1,720,470	1,585,534
Dairy products	818,328	726,005
	2,538,798	2,311,539
Food service:
Poultry	301,272	228,432
Porks/beef	166,673	193,378
Processed products	884,639	755,190
Other processed	91,751	30,123
	1,444,335	1,207,123
	25,706,238	22,681,253

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Operating income:
Domestic market	1,249,386	1,035,764
Foreign market	558,783	319,115
Dairy products	(24,711)	(14,534)
Food service	217,671	144,235
	2,001,129	1,484,580

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2011.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per market:
Foreign market	10,093,110	8,985,165
Dairy products	5,351	19,839
Food service	188,419	161,030
	10,286,880	9,166,034

Export net revenue by region is presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per region:
Europe	1,882,425	1,742,101
Far East	2,301,806	1,916,511
Middle East	3,087,331	2,919,717
Eurasia (including Russia)	763,294	1,040,065
America / Africa / Other	2,252,024	1,547,640
	10,286,880	9,166,034

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Patents		Total
	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10
Domestic market	1,153,790	1,153,790	1,065,478	1,065,478	4,894	5,332	2,224,162	2,224,600
Foreign market	1,074,384	959,708	190,522	190,522	-	-	1,264,906	1,150,230
Dairy products	664,102	637,937	-	-	-	-	664,102	637,937
Food service	81,539	81,539	-	-	-	-	81,539	81,539
	2,973,815	2,832,974	1,256,000	1,256,000	4,894	5,332	4,234,709	4,094,306

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above. The results are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

b)   constitution, acquisition or disposal of equity interest

As a result of the business combination with Avex, Flora Dánica and Heloísa, and also of the exercise of the call option of industrial plant from Copercampos, the Company evaluated the impacts of these transactions in the financial statements, as follows:

b.1) business combination – Avex S.A. and Flora Dánica S.A.

According to the Company’s strategic plan to become a worldwide player, on October 03, 2011, through the wholly-owned subsidiary Sadia Alimentos S.A., located in Argentina, the equity interest of 70.7% from Avex S.A. (“Avex”) was acquired and through this subsidiary, 100% of the equity interest of Flora Dánica S.A. and its subsidiaries Flora San Luis S.A. and GB Dan S.A. (“Dánica group”) was also acquired. These acquisitions were made in order to reinforce the Company’s brands in MERCOSUL, mainly by accessing the local market and expanding products portfolio and export platform.

Avex is a Company located in the city of Rio Cuarto,      in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

The acquiree contributed with net revenue of R$50,971 and net income of R$2,039, since the date of acquisition to December 31, 2011 for the Company’s results.

During 2011, Avex net revenue totaled R$187,126 (R$130,465 on December 31, 2010). The values for the year of 2010 and the period of nine months ended September 30, 2011 were not audited by the independent auditors of the Company. Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

Activity	Location	Productive capacity

Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week

Animal feed industry	Juárez Celman, Córdoba	40 ton per hour

Hatcheries	General Deheza, Córdoba	758.800 eggs per week

Termination poultry farm	Rio Cuarto, Córdoba	-

The company paid R$104,885 in cash for the acquisition of Avex and the preliminary goodwill generated in the business combination corresponds to R$60,214, calculated as follows:

Cash consideration	104,885

Assets and liabilities acquired, net as of September 30, 2011	63,184
% acquisition	70.7%
Equivalent investment	44,671
Goodwill	60,214

Dánica group has an extensive distribution structure for dry, refrigerated and frozen goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main brands are: Dánica, Manterina, Vegetalina, Danifesta and Primor.

The acquiree contributed with net revenue of R$50,490 and net loss of R$1,715, since the date of acquisition to December 31, 2011, for the Company’s results. The net loss in the last quarter of 2011 is a result of the acquisition costs incurred.

During 2011, Dánica group’s net revenue totaled R$204,867 (R$188,091 as of December 31, 2010). The values for the year of 2010 and the period of nine months ended September 30, 2011 were not audited by the independent auditors of the Company. The headquarters of the group is located in Buenos Aires.

Activity	Localization	Productive capacity

Margarines and oils	Llavallo, Buenos Aires	4,000 ton per month

Sauces and mayonnaise	Villa Mercedes, San Luis	6,000 ton per month

Pasta and pastries	Avellaneda, Buenos Aires	350 ton per month

The Company paid R$83,448 in cash for the acquisition of Dánica group and the preliminary goodwill generated in the business combination corresponds to R$53,423, calculated as follows:

Cash consideration	83,448

Assets and liabilities acquired, net as of September 30, 2011	30,025
% acquisition	100%
Equivalent investment	30,025
Goodwill	53,423

The primary reasons that support the goodwill for these acquisitions are the expected future profitability due to the possibility of business expansion in the Argentinean market from Avex and the relevance of the brands acquired and the supply chain from Dánica group. The independent appraisal reports are still in progress and the Management’s expectation is that they will be concluded within one year in accordance with the requirements of Deliberation CVM No. 665/11, when the final goodwill allocation and the respective accounting impacts will be set.

Management estimates that if the business combinations with Avex and Dánica group had occurred on January 1, 2011, the consolidated net revenue and net income for the year ended December 31, 2011 would be approximately R$26,130,421 and R$1,366,135, respectively.

The pro forma amounts were determined based on the results generated from January 1, 2011 to September, 30 2011 and do not consider any future allocations of amortizations of the fair value of assets and liabilities.

b.2) business combination – Heloísa Ind. e Com. de Produtos Lácteos Ltda.

On December 1, 2011, the Company acquired 100% of the capital of Heloisa Indústria e Comércio de Produtos Lácteos Ltda. (“Heloísa”), focusing on the production of cheese and other dairy products. The total processing capacity of the subsidiary is 600,000 liters of milk per day. The acquisition of this business is aligned with the Company’s strategic plan for expand and add value to the dairy segment.

Heloísa was acquired by the amount of R$55,000 and the preliminary goodwill generated in the business combination corresponds to R$26,165, calculated as follows:

Cash consideration	55,000

Assets and liabilities acquired, net as of December 1, 2011	28,835
% acquisition	100%
Equivalent investment	28,835
Goodwill	26,165

The primary reason that supports the goodwill for the acquisition is the expected future profitability due to the possibility of business expansion in the dairy segment. The independent appraisal reports are still in progress and the Management’s expectation is that they will be concluded within one year in accordance with the requirements of Deliberation CVM No. 665/11, when the final goodwill allocation and the respective accounting impacts will be set.

The acquiree contributed with net revenue of R$3,131 and net loss of R$1,029, since the date of acquisition to December 31, 2011for the Company’s results.

Management estimates that if the business combinations with Heloísa had occurred on January 1, 2011, the consolidated net revenue and net income for the year ended on December 31, 2011 would be approximately R$25,712,851 and R$1,347,191, respectively.

b.3) agreed exercise of the call option of industrial plant - Copercampos

On September 15, 2011, the Company exercised the right of the call option of the industrial plant from Copercampos, located in the City of Campos Novos, Santa Catarina State.

The plant comprises a pork slaughtering farm with a capacity of 7,000 heads per day.

The total amount invested by the Company in this transaction totaled R$154,537, from which R$79,447 was paid out in 2011 and R$75,090 in 2010.

The main objective of BRF with this transaction is to maximize the pork industrial processing, in order to gain efficiency and competitive advantage in this activity, looking for the major world markets.

c)    unusual events or transactions

c.1) acquisition of assets related to integration, production and slaughter of porks

With the purpose of acquiring assets related to integration, production and slaughter of porks, the Company made advanced payments in the amount of R$180,000.

CADE decided that this transaction could cause an adverse impact to the competitive market and rejected the acquisition. Thus, the Company and the seller dedicated their best efforts in order to identify another buyer for these assets and such negotiations are in an advanced stage. Management expects that the transaction will be concluded by the first semester of 2012.

The advanced payments are secured by statutory liens that corresponds to R$205,000.

Management does not expect any loss resulting from this operation.

c.2) approval for Merger of SADIA S.A.

According to the material fact released on February 9, 2012, the Board of Directors of the Company approved the merger of Sadia S.A. into BRF which will occur on December 31, 2012. The merger is part of the reorganization which started with the business combination between the two companies, which main purpose is to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

The decision to merge Sadia into BRF resulted in losses of approximately R$215,205 in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management´s best estimate at the date of these financial statements. The final monetary impact of the Sadia merger into BRF will be determined on December 31, 2012.

c.3) Performance Commitment Agreement

As disclosed on July 13, 2011, the Company, its wholly-owned subsidiary and the Administrative Council for Economic Defense (“CADE”) signed the Performance Commitment Agreement (“TCD”) which the main purpose was to establish measures to accomplish the following:

(1)           prevent that the merger between the Company and its subsidiary implies in the substantial elimination of the competition;

(2)           establish conditions to the existence of a strong competitor in the markets affected by the merger;

(3)           propitiate condition to the fast and efficient  entrance of competitors in the affected markets; and

(4)           ensure that the benefits originated from the merger be equally distributed among participants and consumers.

The measures established in the TCD are limited to the national territory, in certain markets and/or products category. The Company and its subsidiary are free to act in the whole foreign market, in the dairy products market and in the food service local market, as long as they do not interfere in the assumptions and effectiveness of TCD.

In order to attend the TCD’s purposes, the Company and its subsidiary committed to take the following measures:

(1)    disposal of the brands: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Ellegant, Fiesta, Freski, Confiança, Doriana and Delicata, as well as all, the intellectual properties rights related to these brands;

jointly dispose all the assets and rights related to the  production plants:

Plant	State	Activity

Carambeí	PR	Pork slaughtering, finished goods processing, animal feed production, hatcheries and pork farms.
Três Passos	RS	Pork slaughtering, finished goods processing, hatcheries and pork farms.
Brasília	DF	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
São Gonçalo	BA	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
Salto Veloso	SC	Finished goods processing.
Bom Retiro do Sul	RS	Finished goods processing.
Lages	SC	Finished goods processing.
Duque de Caxias	RJ	Finished goods processing.
Várzea Grande	MS	Finished goods processing.
Valinhos	SP	Finished goods processing.
Excelsior	RS	Finished goods processing.

The total production capacity of the units to be disposed of must correspond to 730,000 tons p.a.

(2)    disposal of all the assets and rights related to the following distribution centers:

City	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(3)    assignment of the entire portfolio of contracts with poultry and pork outgrowers, currently utilized in order to guarantee the supply to the specific processing plants listed in the item (2) above;

(4)    suspension of the use of the Perdigão  brand,  from the signing date of the disposal agreement, in the Brazilian territory, for the following products and periods:

Product	Term
Ham products	3 years
Pork commemorative kits	3 years
Smoke and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey light cuts	5 years

(5)    suspension of the use of the Batavo  brand, from the signing date of the disposal agreement, for the period of 4 years, related to the products listed above in the item above.

      The CADE has been assessing the Company’s compliance with the commitments engaged; being that the Company is subject to penalties in case of noncompliance with CADE’s provisions, which ultimately, includes the review of the operation.

      In order to attend the obligations derived from the TCD, the Company’s management set up a plan to sell the above mentioned facilities including the related assets, rights and obligations. Additionally, the plan comprises the necessary actions to transfer the productive capacity of 730,000 tons to the future acquirer as established by the TCD, which includes: assets transfers, purchase and installation of new product lines and the shutdown of existing productions line with the correspondent transfer to other production plants.

      On December 8, 2011, the Company and Marfrig Alimentos S.A. (“Marfrig”)  disclosed to the market that they signed a binding document denominated, Memorandum of Understanding (“MOU”), establishing the main term and conditions aiming to the accomplish of an exchange of assets comprising of the Company’s assets and rights related to the TCD with the following Marfrig or its subsidiary Quickfood’s assets and rights:

(1)    certain assets located in Argentina related to the Paty brand, which is the market leader of Argentinean hamburger, comprising of processing hamburgers plants, ham, sausages, vegetables, one bovine slaughtering, warehouses and distribution structure;

(2)    trademarks, patents and all other intellectual property rights related to the processing lines of Paty (and its sub-brands), Barny and Estancia del Sur, accompanied by all other intellectual property rights related to them;

(3)    pork farm and rural property, located in State of Mato Grosso;

(4)    commercial operations related to the Paty brand in Uruguay and Chile; and

(5)    additional payment of an amount of R$200,000, to be paid within the periods and conditions to be agreed between the parties, and the necessary cash made available to Marfrig to operationalize the use of the TCD assets, if any.

      Management's understanding of both companies is that the assets to be exchanged have equivalent values. Such understanding is subject to corroboration through an appraisal report at fair market value of the businesses which is currently being prepared. The transaction is subject to adjustments resulting from the legal, accounting, financial and operational due diligences, which are in progress and until the date of the issuance of these financial statements have not been finalized.

      The signing of the definitive agreements and the actual implementation of the transaction are subject to precedent conditions, including the assessment of CADE, in the terms and limits placed on the TCD signed on July 13, 2011.

The Company did not reclassify the set of assets and liabilities to be disposed of as held for sale, because it concluded that on December 31, 2011, the current condition of these assets did not met the requirements of CPC 31, paragraph 7  “ the assets or group of assets held for sale must be immediately available in its current conditions…”. The Company’s conclusion is supported by the following factors:

(1)    in order to attend the requirements related to the disposal of productive capacity, which correspond to 730,000 tons, the Company prepared a plan comprising of refurbishments and adaptations necessary in these plants which demand an investment in the amount of R$78,528. Until December 31, 2011, only R$10,826 was effectively invested, hence showing that the plants were not immediately available for sale in the conditions determined by CADE;

(2)    in the MOU signed on December 8, 2011, the identified buyer imposed other conditions that also require additional changes in the plants besides those mentioned in the item (1) above;

(3)    the buildings and lands related to the plants to be disposed of are pledged as guarantees;

(4)    as required by CADE, the plants in the scope of TCD must operate until the moment of ownership transfer; therefore, such plants will attend the sales orders of the products currently being manufactured, which are not part of the products portfolio to be sold to Marfrig according to TCD. Thus, the sales orders backlog will not be transferred to the identified buyer.

Due to the fact that the Company and the identified buyer have not concluded the appraisal report of the businesses to be exchanged until the date of the issuance of these financial statements and also because the Company has not identified other  impairment   factors, no adjustments have been recorded in these financial statements for the year ended December 31, 2011.

On December 31, 2011, the estimated balances of the assets and liabilities to be exchanged with Marfrig according to the MOU is set forth below:

ASSETS
CURRENT ASSETS
Cash and cash equivalents	153.741
Trade accounts receivable	11.265
Inventories	129.465
Others	1.806
296.277
NON-CURRENT ASSETS
Deferred taxes	6.801
Judicial deposits	1.160
Others assets	1.239
Investments	13
Property, plant and equipment	554.504
Intangible	83.000
646.717

TOTAL ASSETS	942.994

Consolidated current assets	11.163.751
Consolidated non-current assets	18.819.705
Consolidated total assets	29.983.456

% that represents in consolidated current assets	2,7%
% that represents in consolidated non-current assets	3,4%
% that represents in consolidated total assets	3,1%

LIABILITIES
CURRENT LIABILITIES
Short term debts	11.758
Trade accounts payable	8.147
Social and labor obligations	2.058
Tax obligations	2.321
Other obligations	1.718
26.002
NON-CURRENT LIABILITIES
Long term debts	93
Tax obligations	6.140
Other obligations	1.724
7.957
SHAREHOLDERS' EQUITY
Paid-in capital	918.913
Accumulated income	(9.878)
909.035

TOTAL LIABILITIES	942.994

Consolidated current liabilities	7.987.829
Consolidated non-current liabilities	7.885.710
Consolidated shareholders'equity	14.109.917
Consolidated total liabilities	29.983.456

% that represents in consolidated current liabilities	0,3%
% that represents in consolidated non-current liabilities	0,1%
% that represents in consolidated shareholders'equity	6,4%
% that represents in consolidated total liabilities	3,1%

The labor obligations related to the retirement supplementary plan and other benefits presented in the note 24, are still being estimated and for this reason were not included in the position above.

 The Company does not expect the disposal of these assets and liabilities to cause significant impacts on the Company’s future cash flows.

10.4. Significant changes in accounting practices - qualification and emphasis in the auditor´s opinion

 10.4. Executive boards comments on:

a. significant changes in accounting practices

During the year ended December 31, 2011, there were no significant changes in accounting practices issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Therefore, in order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

The informations for the year ended December 31, 2011 were restated for comparative purposes

b. significant impacts due to changes in accounting practices

The impact of the changes mentioned above is related mainly to the presentation of reportable segments, as set forth:

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.

  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.

  Pork and beef cuts: involves the production and trade of cuts in natura.

  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.

  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.

  Milk: involves the production and trade of pasteurized and UHT milk.

  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The informations for the year ended December 31, 2011 were restated for comparative purposes.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
Net sales	12.31.11	12.31.10
Domestic market:
Poultry	1,112,291	933,060
Porks/beef	774,476	698,952
Processed products	7,144,983	6,020,439
Other processed	2,043,030	1,996,305
Other	555,215	528,670
	11,629,995	10,177,426
Foreign market:
Poultry	6,571,946	5,724,303
Porks/beef	1,554,086	1,513,269
Processed products	1,750,059	1,652,488
Other processed	175,160	90,747
Other	41,859	4,358
	10,093,110	8,985,165
Dairy products:
Milk	1,720,470	1,585,534
Dairy products	818,328	726,005
	2,538,798	2,311,539
Food service:
Poultry	301,272	228,432
Porks/beef	166,673	193,378
Processed products	884,639	755,190
Other processed	91,751	30,123
	1,444,335	1,207,123
	25,706,238	22,681,253

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
		Consolidated
	12.31.11	12.31.10
Operating income:
Domestic market	1,249,386	1,035,764
Foreign market	558,783	319,115
Dairy products	(24,711)	(14,534)
Food service	217,671	144,235
	2,001,129	1,484,580

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2011.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
		Consolidated
	12.31.11	12.31.10
Export net income per market:
Foreign market	10,093,110	8,985,165
Dairy products	5,351	19,839
Food service	188,419	161,030
	10,286,880	9,166,034

Export net revenue by region is presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per region:
Europe	1,882,425	1,742,101
Far East	2,301,806	1,916,511
Middle East	3,087,331	2,919,717
Eurasia (including Russia)	763,294	1,040,065
America / Africa / Other	2,252,024	1,547,640
	10,286,880	9,166,034

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Patents		Total
	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10
Domestic market	1,153,790	1,153,790	1,065,478	1,065,478	4,894	5,332	2,224,162	2,224,600
Foreign market	1,074,384	959,708	190,522	190,522	-	-	1,264,906	1,150,230
Dairy products	664,102	637,937	-	-	-	-	664,102	637,937
Food service	81,539	81,539	-	-	-	-	81,539	81,539
	2,973,815	2,832,974	1,256,000	1,256,000	4,894	5,332	4,234,709	4,094,306

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above. The results are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

c. qualification and emphasis in the  auditor´s opinion

In the last three fiscal years the auditors issued unqualified opinion over the Company’s financial statements.

The financial statements for the year ended December 31, 2009 were not unqualified and has no emphasis of matter paragraphs.

The independent auditor’s report regarding to BRF’s individual financial statements, prepared according to new Brazilian accounting practices (“BR GAAP”) and the consolidated financial statements prepared according to international financial reporting standards (“IFRS”), related to year ended December 31, 2010, comparatives for years ended as of December 31, 2009 and January 01, 2009 were not unqualified, however, the independent auditor’s report has tow emphasis of matter paragraph, namely, as follows:

“As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF - Brasil Foods S.A. these practices differ from the IFRS, applicable to a separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.”

“As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.”

The financial statements for the year ended December 31, 2010 has a emphasis of matter paragraphs, as follows:

“As mentioned in note 1.2, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the business combination between the Company and Sadia S.A., and revoked the Agreement to Preserve Reversibility and Operation ("APRO ") signed on July 8, 2009. This approval is subject to compliance with the obligations assumed by the Company with the CADE in the Term Performance Commitment ("TCD") entered into on the same date. On March 20, 2012, the Company signed the Contract of Exchange of Assets and Other Agreements with Marfrig Alimentos S.A., whose main objective is to establish the terms and conditions enabling the transaction to occur as mentioned in notes 1.2 and 38, which is subject to suspention conditions depending on the CADE manifestation. Our conclusion does not contain any qualification relating to this matter”.

10.5. Critical accounting practices

The critical accounting practices adopted in the preparation of financial statement, are presented below:

10.5.1      Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 640/10, which approved the technical pronouncement CPC 02 (R2), addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for the subsidiary Plusfood Groep B.V. and Avex S.A. which adopt the Euro and the Argentine Peso, respectively, as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method adjusted for the effects of measurement of the business combination, where applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

Functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company.

10.5.2      Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquire. For each business combination, the Company recognizes any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

10.5.3      Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified 4 reportable segments, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed, others processed and animal feed.

10.5.4      Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

10.5.5      Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

10.5.5.1     Financial investments are financial assets that comprise of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value and its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•           Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•           Available for sale: this category is for all the financial assets that do not classify for any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

10.5.5.2     Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value is determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

10.5.5.3     Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.

10.5.5.4     Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

10.5.6      Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non-current rights, trade payables, social obligations and other non-current obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.66% p.a. (6.33% p.a. as of December 31, 2010).

10.5.7      Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded. The notes are written off against the provision when Management considers that they are not recoverable after all appropriate measures to collect.

10.5.8      Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year in other operating income.

10.5.9      Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and beef, pursuant to CVM Deliberation No. 596/09, the Company classified these assets as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, the biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

10.5.10   Non-current assets held for sale: assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale within 12 months, the assets are readily available at a reasonable price and it is unlikely there will be changes in the plan to sale. These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

10.5.11   Property, plant and equipment: stated at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The costs of short term debt are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 672/11 considering the average interest rate of the short term debt in effect on the capitalized date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The CVM Resolution No. 639/10 requires that a recovery evaluation of these assets should be done, whenever there is evidence of loss in comparison with the net realizable value, either by sale or use. The Company annually performs an analysis of impairment indicators. If an impairment indicator is identified , the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The investments in property, plant and equipments were tested for impairment in the last quarter of 2011, and no adjustments were detected. The result of this test is detailed in note 17.

Gains and losses on disposals of property, plant and equipment are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

10.5.12   Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2011 and no adjustments to reflect an impairment loss were identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 18.

10.5.13   Income taxes and social contributions: in Brazil, are comprises of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 676/11. When the Company’s analysis indicates that the future use of these credits, within the time limit of 10 years, is not probable, a provision for losses will be recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

10.5.14   Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

10.5.15   Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

10.5.16   Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period.

10.5.17   Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 650/10, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity.

10.5.18   Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other comprehensive income, in shareholders’ equity, based on the actuarial report prepared by independent specialists

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

10.5.19   Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

10.5.20   Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is recorded to retained earnings.

10.5.21   Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

10.5.22   Determination of income: results from operations are recorded on the accrual basis.

10.5.23   Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

In accordance with its revenue recognition accounting practices, on December 31, 2011, the Company reversed revenues in the amount of R$63,754 (R$40,832 as of December 31, 2010) which the ownership transfer of goods did not occur until the end of the year, as well as, reversed the correspondent costs of sales and related taxes in the amount of R$55,495 (R$24,705 as of December 31, 2010).

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

10.5.24   Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws, proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

10.5.25   Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved, technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on impairment.

10.5.26   Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity income reduce the value of the investment, in the individual financial statements.

10.5.27   Subsidies and tax incentives: Government subsidies are recognized at fair value when there is reasonable assurance that the conditions established and related benefits will be received. The amounts are accounted for as follows:

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to Investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis will be reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

10.5.28   Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, for it is regarded as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  ‘additional dividend proposed’ in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in equity.

10.5.29   Translation of foreign currency denominated assets and liabilities:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates in effect.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	12.31.11	12.31.10
U.S. Dollar (US$)	1.8758	1.6662
Euro (€)	2.4342	2.2280
Pound Sterling (£)	2.9148	2.5876
Argentine Peso ($)	0.4360	0.4194

Average rates
U.S. Dollar (US$)	1.6746	1.7593
Euro (€)	2.3278	2.3315
Pound Sterling (£)	2.6835	2.7172
Argentine Peso ($)	0.4056	0.4500

10.5.30   Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•         impairment of non-financial assets, see note 5, 17 and 18;

•         share-based payment transactions, see note 23;

•         loss on the reduction of recoverable value of taxes, see note 12 and 14;

•         retirement benefits, see note 24;

•         measurement at fair value of items related to business combinations, see note 6;

•         fair value of financial instruments, see note 4;

•         provision for tax, civil and labor risks, see note 25;

•         estimated losses on doubtful receivables, see note 9;

•         biological assets, see note 11; and

•         useful lives of property, plant and equipment, see note 17 and 18.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

10.5.31   Statement of added value: the Company prepared individual and consolidated statements of added value (“DVA”) in accordance with CVM Deliberation No. 557/08, which are submitted as part of these financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

10.6. Executive Board’s comments on the internal controls adopted to ensure the preparation of reliable financial statements

                a. efficiency level of these controls, indicating possible flaws and measures adopted to correct them

                b. weaknesses and recommendations on the internal controls presented in the independent auditor’s report

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting,  Management has conducted an assessment, including testing, based on the criteria from Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s internal control system for financial reporting was designed to provide reasonable assurance regarding the reliability of financial information and the preparation of financial statements for disclosure purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or to the level of compliance with the policies or procedures may change.

Based on its assessment, Management has concluded that on December 31, 2011, the Company maintained effective internal controls over financial reporting, in accordance with the criteria from Internal Control - Integrated Framework, issued by the COSO.

KPMG Auditores Independentes, an independent registered public accounting firm, will issue an attestation report on management’s assessment of our internal controls when the Annual Report on Form 20-F s released and filed on SEC.

10.7. Executive Board’s comments on aspects related to possible public offerings of distribution of securities

a. how the proceeds from the offering were used

The net resources from the Global Offering of 2009 were essentially allocated for paying down debt, principally that of Sadia. Even if the Association is not approved by the competent bodies according to the terms intended, we are using the net funds obtained from the Global Offering to liquidate Sadia’s debts with financial institutions, pursuant to the APRO signed on July 7 2009. We have the option of transferring net funds obtained from the Global Offering to Sadia through an advance for a future increase in capital, an increase in its capital stock, the granting of a loan, with or without securities representative of debt, among others. We are also liquidating higher cost short-term debt held in the name of Brasil Foods (Perdigão).

Item 10.7.  b e c – Not applicable.

10.8. Description of significant items not evidenced in the financial statements of the Company:

a.       assets and liabilities directly or indirectly held by the Company, which are not disclosed in its balance sheet (off-balance sheet items), such as:

i operating commercial leasing, assets and liabilities;

ii. receivables portfolios written off over which the entity has risks and responsibilities, informing respective liabilities;

iii. agreements for future purchase and sale of products or services

iv. non-finished construction agreements

v. agreements for future financing receipts

b. other items not evidenced in the financial statements

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, including: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed. However, only for informative purposes, the information disclosed in the consolidated financial statements related to these items is as follows:

1)      Marketable securitires

On December 31, 2011, of the total financial investments, R$88,177 were pledged as collateral for futures contract operations in U.S. dollars and fattened cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2010 the guarantees corresponded to R$27,500.

2)      Inventories

On December 31, 2011, the amount corresponding to R$67,079 (R$30,498 as of December 31, 2010) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

3)      Property , plant and equipment

The property, plant and equipments that are held as collateral of transactions of different natures are presented below:

	BR GAAP
	Parent company
	12.31.11		12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	61,090	51,591
Buildings and improvements	Financial/Labor/Tax/Civil	946,898	648,956
Machinery and equipment	Financial/Labor/Tax	1,165,489	728,233
Facilities	Financial/Labor/Tax	264,105	189,931
Furniture	Financial/Labor/Tax/Civil	15,087	9,610
Vehicles and aircrafts	Financial/Tax	1,512	913
Others	Financial/Labor/Tax/Civil	260,034	90,959
		2,714,215	1,720,193

	BR GAAP and IFRS
	Consolidated
	12.31.11		12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	160,432	187,159
Buildings and improvements	Financial/Labor/Tax/Civil	1,966,168	1,926,292
Machinery and equipment	Financial/Labor/Tax	2,304,484	2,028,672
Facilities	Financial/Labor/Tax	687,453	701,003
Furniture	Financial/Labor/Tax/Civil	299,269	17,458
Vehicles and aircrafts	Financial/Tax	19,403	1,297
Others	Financial/Labor/Tax/Civil	307,456	148,639
		5,744,665	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

4)      Loans and financing

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Total of loans and financing	3,043,121	2,228,395	8,053,530	7,202,939
Mortgage guarantees	724,589	589,041	1,584,501	1,668,111
Related to FINEM-BNDES	490,835	525,282	1,134,809	1,438,823
Related to FNE-BNB	108,192	-	324,130	165,529
Related to tax incentives and other	125,562	63,759	125,562	63,759
Statutory lien on assets purchased with financing	36,046	10,845	38,454	11,218
Related to FINEM-BNDES	7,168	10,801	9,489	10,801
Related to FINAME-BNDES	-	-	87	373
Related to leasing	28,866	-	28,866	-
Related to tax incentives and other	12	44	12	44

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2011, totaled R$79,893 (R$83,899 as of December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as warranty mortgage note of the property and equipment acquired through the program. The actual collateral is the land and equipment acquired by the outgrowers.  The total of guarantee as of December 31, 2011, amounted to R$509,550 (R$562,474 as of December 31, 2010).

On December 31, 2011, the Company contracted bank guarantees in the amount of R$646,462 (R$456,685 as of December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.10% p.a. (1.19% p.a. as of December 31, 2010).

5)      Commitments

In the regular course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	389,943	546,572
2013	160,972	297,311
2014	151,858	271,638
2015	151,425	270,205
2016 onwards	445,182	1,113,878
	1,299,380	2,499,604

The Company entered into leasing agreements denominated “built to suit” in which office facilities will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The estimated schedule of future payments related to the built to suit agreement is set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	8,510	10,010
2013	17,173	18,673
2014	17,173	18,673
2015	17,173	17,173
2016 onwards	111,702	111,702
	171,731	176,231

6)      Leasing

The Company is lessee in several contracts, which can be classified as operating or finance lease.

6.1) Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	70,187	352,309
2013	54,917	61,121
2014	40,598	40,598
2015	23,369	23,369
2016 onwards	44,561	44,561
	233,632	521,958

The payments of lease agreements recognized as expense in the current year amounted to R$49,366 (R$40,591 as of December 31, 2010) in the parent company and R$250,342 in the consolidated on December 31, 2011 (R$258,444 as of December 31, 2010).

6.2) Financial

The Company contracts finance leases for acquisitions mainly of machinery, equipment and vehicles.

During the second semester of 2011, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded financial debt of R$32,404 at the parent company and R$51,261 in its consolidated statement.

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		20,537	19,546
Vehicles		32,641	-
		53,178	19,546

Accumulated depreciation
Machinery and equipment	28.65	(12,792)	(11,261)
Vehicles	13.18	(1,379)	-
		(14,171)	(11,261)
		39,007	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation No. 645/10.

	BR GAAP and IFRS
	Consolidated
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		24,999	19,546
Vehicles		51,498	-
		76,497	19,546

Accumulated depreciation
Machinery and equipment	28.69	(15,992)	(11,261)
Vehicles	13.46	(2,094)	-
		(18,086)	(11,261)
		58,411	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as short and long term liabilities:

	BR GAAP and IFRS
	Parent Company
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	21,399	2,255	23,654
2013	14,369	1,699	16,068
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	37,984	4,348	42,332

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	32,916	3,546	36,462
2013	21,831	2,683	24,514
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	56,963	6,623	63,586

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

10.9. Executive Board’s Comments on each of the items not evidenced in the financial statements mentioned in item 10.8, informing:

a. how said items change or may change income, expenses, the result of operations, the financial expenses or other items of the Company’s financial statements;

b. the nature and purpose of the operation;

c. nature and amount of the liabilities assumed and of the rights generated in favor of the Company as a result of the operation.

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, including: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed. However, only for informative purposes, the information disclosed in the consolidated financial statements related to these items is as follows.

7)      Marketable securities

The guarantees were offered due to the BM&F’s requirement to allow the Company to engage in future contracts operations. The Management does not expect any impact as a consequence of these guarantees and believes that the transactions will be settled within the normal course of business.

8)      Inventories

The inventories of milk were offered as collateral for the rural credit operations, as required by the creditor financial institution. The Management does not expect any future impact in the financial statements due to these guarantees and believes that current and projected liquidity levels will allow the settlement of rural credit operations in accordance with the contracted cash flow.

9)      Property, plant and equipment

The property, plant and equipments that are held as collateral of transactions of different natures are presented below:

	BR GAAP
	Parent company
	12.31.11		12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	61,090	51,591
Buildings and improvements	Financial/Labor/Tax/Civil	946,898	648,956
Machinery and equipment	Financial/Labor/Tax	1,165,489	728,233
Facilities	Financial/Labor/Tax	264,105	189,931
Furniture	Financial/Labor/Tax/Civil	15,087	9,610
Vehicles and aircrafts	Financial/Tax	1,512	913
Others	Financial/Labor/Tax/Civil	260,034	90,959
		2,714,215	1,720,193

	BR GAAP and IFRS
	Consolidated
		12.31.11	12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	160,432	187,159
Buildings and improvements	Financial/Labor/Tax/Civil	1,966,168	1,926,292
Machinery and equipment	Financial/Labor/Tax	2,304,484	2,028,672
Facilities	Financial/Labor/Tax	687,453	701,003
Furniture	Financial/Labor/Tax/Civil	299,269	17,458
Vehicles and aircrafts	Financial/Tax	19,403	1,297
Others	Financial/Labor/Tax/Civil	307,456	148,639
		5,744,665	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

The Company’s Management does not expect any significant impact due to these guarantees, as they are related mainly to legal proceedings involving fiscal, tax and labor suits, that in this case, when there is a likelihood of a probable loss, are covered for provisions for risks properly recorded. If there is any future change related to prognosis, these provisions will be modified to reflect the Company’s liability fairly and there is no need for enforceable of collateral by judicial authorities.

10)   Loans ad financing

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Total of loans and financing	3,043,121	2,228,395	8,053,530	7,202,939
Mortgage guarantees	724,589	589,041	1,584,501	1,668,111
Related to FINEM-BNDES	490,835	525,282	1,134,809	1,438,823
Related to FNE-BNB	108,192	-	324,130	165,529
Related to tax incentives and other	125,562	63,759	125,562	63,759
Statutory lien on assets purchased with financing	36,046	10,845	38,454	11,218
Related to FINEM-BNDES	7,168	10,801	9,489	10,801
Related to FINAME-BNDES	-	-	87	373
Related to leasing	28,866	-	28,866	-
Related to tax incentives and other	12	44	12	44

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2011, totaled R$79,893 (R$83,899 as of December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as warranty mortgage note of the property and equipment acquired through the program. The actual collateral is the land and equipment acquired by the outgrowers.  The total of guarantee as of December 31, 2011, amounted to R$509,550 (R$562,474 as of December 31, 2010).

On December 31, 2011, the Company contracted bank guarantees in the amount of R$646,462 (R$456,685 as of December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.10% p.a. (1.19% p.a. as of December 31, 2010).

Regarding to guarantees offered for loans and financing operations, the Company’s Management believes that the transactions will be settled within the normal course of business, considering that current and projected liquidity levels.

11)   Commitments

In the regular course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	389,943	546,572
2013	160,972	297,311
2014	151,858	271,638
2015	151,425	270,205
2016 onwards	445,182	1,113,878
	1,299,380	2,499,604

The Company entered into leasing agreements denominated “built to suit” in which office facilities will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The Company’s Management does not expected any significant or unusual impacts arising from undertaken commitments, since they were contracted to ensure the regular supply of raw materials according to production plan.

The estimated schedule of future payments related to the built to suit agreement is set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	8,510	10,010
2013	17,173	18,673
2014	17,173	18,673
2015	17,173	17,173
2016 onwards	111,702	111,702
	171,731	176,231

The Company’s Management does not expected any significant or unusual impacts arising from undertaken commitments, since they were contracted to ensure the demand for physical structure. The settlement prices will be as of market price in the date of performance of obligations.

12)   Leasing

The Company is lessee in several contracts, which can be classified as operating or finance lease.

6.3) Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	70,187	352,309
2013	54,917	61,121
2014	40,598	40,598
2015	23,369	23,369
2016 onwards	44,561	44,561
	233,632	521,958

The payments of lease agreements recognized as expense in the current year amounted to R$49,366 (R$40,591 as of December 31, 2010) in the parent company and R$250,342 in the consolidated on December 31, 2011 (R$258,444 as of December 31, 2010).

6.4) Financial

The Company contracts finance leases for acquisitions mainly of machinery, equipment and vehicles.

During the second semester of 2011, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded financial debt of R$32,404 at the parent company and R$51,261 in its consolidated statement.

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		20,537	19,546
Vehicles		32,641	-
		53,178	19,546

Accumulated depreciation
Machinery and equipment	28.65	(12,792)	(11,261)
Vehicles	13.18	(1,379)	-
		(14,171)	(11,261)
		39,007	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation No. 645/10.

	BR GAAP and IFRS
	Consolidated
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		24,999	19,546
Vehicles		51,498	-
		76,497	19,546

Accumulated depreciation
Machinery and equipment	28.69	(15,992)	(11,261)
Vehicles	13.46	(2,094)	-
		(18,086)	(11,261)
		58,411	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as short and long term liabilities:

	BR GAAP and IFRS
	Parent Company
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	21,399	2,255	23,654
2013	14,369	1,699	16,068
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	37,984	4,348	42,332

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	32,916	3,546	36,462
2013	21,831	2,683	24,514
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	56,963	6,623	63,586

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

The Company’s Management does not expect impact in the future consolidated financial statements beyond these are being presented in the table above arising from lease contractual obligations. These leases are mainly represented by machinery, equipments and vehicles used in the Company’s operations.

Item 10.10.

The Company is committed to sustained growth as outlined in the Strategic Plan of 2015. BRF allocated R$1.9 billion, a year-on-year increase of 74.8%, to projects of modernization and expansion in the production units, revamping of the portfolio, updating of IT systems and innovation as well as the acquisition of overseas assets. Investments were also made in the domestic dairy products business, including R$ 279 million applied in manufacturing improvements with a view to extracting additional synergies.

Investments in CAPEX – Investments amounted to R$ 1.4 billion, 94% higher, directed mainly to projects involving productivity, improvements, increased capacity and automation at industrial units in the South and Midwest regions, as well as for new plants in Lucas do Rio Verde(MT) and Vitória de Santo Antão(PE).  The Company’s outlay for replenishing poultry and hog breeder stock was more than R$ 492 million, an increase of 41%.

New Businesses – Investments in new businesses amounted to R$ 260.2 million. BRF allocated R$ 188 million to the acquisition of a shareholding stake in Avex and for the control of the Dánica Group, both based in Argentina. Additional investments were made in the Plusfood plant in the Netherlands for ramping up capacity and improving productivity.

In addition to the announcement of plant construction in the Middle East and the new joint venture in the Chinese market, in Brazil, the Company acquired Heloísa, a company focused on dairy products. It also exercised an option to buy Copercampos, investments in which had already been anticipated as a result of the ongoing partnership  in hog slaughtering and pork meat processing.

Logistics –  The Company has established an international supply chain structure with offices in the Middle East, Latin America and in China. In Brazil, a further R$ 82 million was injected into the distribution centers for improvements in performance, notably for automation and rationalization of processes. Additional expenditures were made in staff training and skills upgrading.

Information Technology – As a result of investments in processes, the Company was able to merge the management platform of BRF and Sadia - critical to the capture of synergies identified with the unification of the two companies. Approximately R$ 98.9 million was expended on the installation for the improvement and integration of projects involving about 300 people on a full time basis over a period of 18 months.

Environment – The investments in the environment amounted to R$ 146.1 million, particularly for waste disposal, treatment and mitigation (51% of the total)  and prevention and management (24%). Resources directed to the 3S Program (Sustainable Hog Farming System) cover treatment of hog manure, involving the installation of biodigestor systems at those integrated outgrowers participating in the program.

Investments made in the last three years:
(does not include investments in matrices)
	2009(1)	2011	2010
(in million R$)
Expansão de unidades de produção	549	339	756
Acquisitions	-	260	-
Bom Conselho/ Três de Maio	99	-	3

Araguaia Mineiros GO		-	-	-
Lucas do Rio Verde GO / Vitória de Sto. A		129	39	67
New projects		26	106	560
Productivity and improvement (Sadia)		-	220	-
Total investments	2	803	703	1.646

(1) Includes consolidated investments of BRF and Sadia from 01/01/09.

The Company makes use of financing from development banks, commercial banks and capital markets.

Item 10.11. Not applicable.

12. GENERAL MEETING AND MANAGEMENT

12.1. Describe the issuer’s Administrative Structure, according to its by-laws and internal charter.

Meetings of Shareholders

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1)    To take action with respect to stock dividends and any stock split and reverse stock split;

2)    To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3)    To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4)    To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5)    To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6)    To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7)    To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Management

General Provisions Applicable to Management

The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Board of Directors

The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

                The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

The Board of Directors will have authority:

1)      To direct the conduct of the business of the Corporation;

2)      To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)      To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)      To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)      To approve the management report and the accounts of the Board of Executive Officers;

6)      To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)      To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)      To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)      To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)   To choose and replace independent auditors proposed by the Fiscal Council;

11)   To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)   To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)   To take action on the issuance of any commercial paper and other similar securities;

14)   To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)   To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)   To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)   To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)   To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)   To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)   To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)   To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)        To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)        To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)        To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)        To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)        To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)        To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)        To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)        To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)        To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)     To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)     To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)     To establish the dividend payment policy;

13)     To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Board of Executive Officers

The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

It shall be the duty of:

1) The Chief Executive Officer:

a)    To call and preside over the meetings of the Board of Executive Officers

b)   To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)    To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)   To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)   To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)     To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)    To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)   To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)    To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)   To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)    To direct, coordinate and supervise specific activities under their responsibility;

b)   To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

                The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)    any ownership interests in and/or other securities of any companies;

b)   real properties of any value and any fixed assets.

Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

Fiscal Council

The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

Comittees

Objectives

The Board of Directors in the exercise of his powers established in the Bylaws shall act for the creation of committees to advise the Board in making decisions that require study and analysis of specific and detailed interest of the Company to permit and provide continuity and add value to business Company, approving the present Rules.

Sole paragraph - shall be established the following committees:

a) - Governance Committee, Sustainability and Strategy;

b) - Committee on Finance and Risk Policy;

c) - Compensation Committee of Directors and Executive Development.

Chapter II - Powers, Duties and Responsibilities

The Committees are not deliberative in character, having no power of decision. The meetings will have a secretary to assist the work of the Committee.

Committees are responsible for, when requested by the Board, issue analysis and opinions on the issues relevant to matters concerning:

Governance Committee, Sustainability and Strategy

I - the corporate governance practices of the Company: code of ethics, policy disclosures and stock trading;

II - the Company's strategies;

III - the Guidelines and strategic planning;

IV - the budgets and multi-annual investment of the Company;

V - the investment opportunities and / or divestitures, new business, mergers, divisions and acquisitions;

VI-management system, and

VII - the political and institutional responsibility activities and socio-environment of the Company;

VIII - to monitoring the work of the Audit Committee and the Disclosure Committee and Internal Controls Sarbanes Oxley, in compliance with the law laid down by the SEC - Securities Exchange Commission.

Finance Committee and Political Risk

I - the policies of corporate and financial risks;

II - the policies of raising funds;

III-systems internal controls and financial statements of the Company;

IV - the return of investors, and

V - the appropriate capital structure of the Company.

Compensation Committee of Directors and Executive Development

I - to monitor the implementation of human resources policy of the company;

II - the criteria for remuneration of Executive Directors, including the Incentive Plans Short and Long Term;

III - the goals and criteria for evaluating performance of the Executive Board;

V - to monitor the succession plan of the Executive Board;

Composition

The appointments of members of committees would coincide with the appointment of members of the Board. There may be renewed at the discretion of members of the Board.

Sole Paragraph - In case of replacement of members, whether by resignation or decision of the Board, the termination of the mandate of the new integral will coincide in the same way, with the other members.

The appointment of members of the Committee held the first meeting after the election of the Board by the General Assembly of Shareholders.

The Governance Committee, Sustainability and Strategy will consist of up to 04 (four) members who shall be members of the Board and a member of the Executive Directors of the Company.

The Committee on Finance and Risk Policy shall be composed of up to 04 (four) members, who are members of the Board and may be the CEO or CFO of the Company.

The Compensation Committee of Directors and Executive Development will consist of up to 04 (four) members, who are members of the Board.

The Committees will be composed of at least one professional market. Members of the market should have proven expertise in the field of competence of each of the committees. Each committee will have a coordinator, who must be a member of the Board, chosen by the Board of Directors of the Company.

The external members of the Committees, when appropriate, should have a solid reputation and cannot be elected to those who (i) occupy positions in companies that may be considered competitors of the Company, or (ii) have or represent conflicting interests with the Company.

The Advisory Committee members, not administrators of the Company, sign the Terms of Accession to the Code of Ethics and Policy on Disclosure of Information and Trading of Shares of the Company, being responsible for complying with the rules and confidentiality agreement and other covenants required to perform the function.

Mechanisms for evaluating performance of each agency or committee

Statutory Board: Members are assessed individually, only. Absence of a formal instrument for evaluating performance of the agency, in a joint.

Mechanisms for evaluating performance of members of the board, committees and board of directors

The Company's executive officers are evaluated annually, and established the beginning of each exercise individual goals for the expected performance of the respective area and the Company.

Members of the Board of Directors and the committees do not have a formal assessment tool of individual performance.

12.2. Rules, policies and practices related to the general meetings

a. call notices

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

b. matters to vote

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Despite the spraying of their capital, the assemblies are made of BRF in the presence of more than 70% and stakeholder participation is stimulated by direct approach to investors, as well as the availability of the reference manual, which are explained in detail the reason for the meeting the importance of the presence, in addition to general guidance on the process.

c. addresses (physical or electronic) where the documents related to the general meeting will be at the disposal of the shareholders for analysis

The documents referred to herein are available for the shareholders at the BRF – Brasil Foods website (www.brasilfoods.com/ir). Copy of such material is also available at the websites of the Brazilian Security and Exchange Commission (www.cvm.gov.br) and the Stock Exchange of São Paulo (www.bmfbovespa.com.br), from the date hereof. The shareholders intending to consult and check the documents at the head offices of the Company must schedule a date and time with the department of Investor Relations (Telephones +55 (11) 2322-5061 / 5048 / 5050 / 5049 / 5051 / 5037).

d. identification and management of conflict of interests

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

e. request of proxy by management for the exercise of the voting right

The Company conducts public claim of attorney at the time of submission of its Ordinary and Extraordinary General Shareholders Meeting Manual, which contains instructions for participation in the Shareholders’ Meeting (E/OGSM), and the power of attorney. Thus, investors can ensure participation in the Meetings and if they wish, vote for, against or abstain from voting on matters to be deliberated.

f. formalities necessary for acceptance of proxy instruments granted by shareholders, indicating whether grantor admits proxies granted by electronic means

Legitimization and representation of shareholders at the general meetings

Shareholders

Individual Shareholder

▪   ID Card with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Corporate Shareholders

▪   Notarized copy of the latest Bylaws or consolidated articles of association, and of the corporate documentation granting powers of attorney (e.g.: minutes of the election of officers);

▪   Identification Document from the legal representative(s) with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Shareholders Represented by Power of Attorney

▪   In addition to the abovementioned documents, a notarized power of attorney, which must have been granted in less than 1 year to an attorney who must be a shareholder, manager of the company or lawyer; and

▪   Attorney's Identification Document with picture.

PS: The corporate documentation must confirm the authority of the legal representative(s) that granted the power of attorney in the name of the corporate shareholder.

Foreign Shareholders

Foreign shareholders must present the same documentation as the Brazilian shareholders, except for the fact that corporate documents of the corporate shareholders and the proxies must be notarized and consularization.

Holders of American Depositary Shares – ADRs

ADRs holders will be represented by The Bank of New York Mellon, as the depository institution, pursuant to the terms of the “Deposit Agreement” signed with BRF – Brasil Foods S.A.

In the last Meeting was held, BRF had the participation of over 67% of its shareholders, a great number, considering their diffuse control. In all Shareholders’ Meetings, the Company informs its shareholders and legal representatives about the availability of a power of attorney and provides a link to your website.

Online Meetings - electronic voting tool. Investors are advised by the Brazilian Securities Commission (CVM), sending e-mail to the registered shareholders, newspapers and websites. The Brazil Foods emphasizes in its documents the availability of a power of attorney and notes that the IR area is available for possible guidance on the proxies.

Address for delivery of documents or for communication with the Company Investor Relations – Rua Hungria, 1.400, 01455-000, São Paulo – SP - Phone: 55 11 2322 5052 / Fax: 55 11 2322 5747 / E-mail: acoes@brasilfoods.com / www.brasilfoods.com/ir

g. maintenance of forums and pages in the Internet directed to receive and share the shareholders’ comments on the subjects covered at the meetings

The Company has a website hosted on the worldwide computer network through which it receives feedback from shareholders, including on the agendas of meetings. Following address: www.brasilfoods.com/ir

h. live and/or audio transmission of the meetings

The Shareholders’ Meetings, are broadcasted via streaming video system, open to investors who preferred to participate in this way.

i. mechanisms intended to allow the inclusion of shareholders’ proposals in the agenda

Shareholders’ Meeting may only discuss matters listed on the agenda of the relevant notice of summons, with the exceptions provided for in the Corporations Law. However, investors have a channel of communication with management, through the investor relations website: www.brasilfoods.com/ir, where investors can enter their proposals to be evaluated.

12.4. Rules, policies and practices about the board of directors

a. frequency of meetings

The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3  of its members.

b. shareholder agreement provisions establishing restriction or dependence to the exercise of the voting right of board members, if applicable

No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

c. rules for identification and management of conflicts of interest

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.5. Description of the commitment clause to settle disputes through arbitration

According to section 46 of the By Law, the Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

Conselho Fiscal/Comitê de Auditoria

Anexo 24, itens 12.6 ao 12.10, de acordo com a instrução CVM nº 480

Fiscal Council/Audit Committee

Attilio Guaspari

64 years, engineer, security number 610.204.868/72, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.

Designation: Member of the Fiscal Council / Audit Committee of the BRF - Brazil Foods S.A. since April 2005.

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Production and Food Processing. .

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Company: BNDES – Banco Nacional do Desenvolvimento Econômico e Social

Designation: Member of the Audit Committee.

Company: Proman

Designation:  Member of the Board of Directors, as Chief Executive Officer and as member since 2006.

Company: Brasil Ferrovias S.A.

Designation:  Member of the Board of Directors of the holding of the railroads Ferronorte, Ferroban and Novoeste from 2003 to 2006. Coordinator of the Audit Committee from 2005 to 2006.

Company: Verolme-Ishibrás S.A.

Designation:  Member of the Board of Directors

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Agenor Azevedo dos Santos

57 years, Account, security number 383.239.407/97, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação de Assistência e Previdência Social do BNDES – FAPES

Designation: Account Manager

Functions of the office:   Manage and Control Foundation's accounting numbers.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Manuela Cristina Lemos Marçal

38 years, economist, security number 070.977.207/60, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação Petrobras de Seguridade Social – Petros

Designation: Executive Manager for Equity Transactions

Functions of the office:   Manager of an investment portfolio consisting of investments in variable income with long-term profile and investment funds, Private Equity and Venture Capital.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Pension Fund.

- Others: controle difuso

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Paola Rocha Ferreira

32 years, chemical engineer, security number 081.786.107/60, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Companhia Vale do Rio Doce

Designation: Finance Analyst

Functions of the office:   Management of cash flow for short and long term; financial projection scenarios, Optimization of Treasury operations; Preparation of monthly management report financial performance to the Executive Board; financial feasibility studies for new business opportunities.

Main activity of business: Mining

Company: Grupo Santander Banespa

Designation: Human Resource Analyst

Functions of the office: Reorganization of - mapping, review processes, optimizing the organization's panel of KPI's - coordinated by the McKinsey

Main activity of business: Banking

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Decio Magno Andrade Stochiero

48 years, business administrator, post graduated in Asset Valuation and Investment Portfolios at USP/FEA, security number 279.497.881/00, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Holds the position of Manager of Corporate Planning and Control in Sistel Social Security since 2002. Tax Advisor is certified by the Brazilian Institute of Corporate Governance - IBGC.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social

Designation: Control and Planning Corporate Manager.

Functions of the office:   Manage the activities of planning and control of the Foundation's investments. In addition to the duties established by law and the Company Statute.

Main activity of business: Complementary  Pension funds

Company: Bonaire Participações S.A.

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Electric Energy

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Company: CPFL Energia S.A.

Designation: Fiscal Council

Company: Perdigão S.A.

Designation:  Fiscal Council

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Tarcísio Luiz Silva Fontenele

48 years, lawyer, security number 265.672.021-49, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social - Sistel

Designation: Legal Manager

Functions of the office:   Coordination and management of all areas of legal Sistel.

Main activity of business: Pension Fund.

Company: Embraer S.A.

Designation:  Fiscal Council Alternate

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Aerospace

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Management positions who are or have in public companies

Company: Santos Brasil S.A.

Designation: Fiscal Council

Company: Tele Nordeste Celular Participações S.A

Designation:  Fiscal Council

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

12.11. Describe the provisions of any agreements, including insurance policies, providing for the payment or reimbursement of expenses incurred by the directors of the repair of damage caused to third parties or the issuer, the penalties imposed by state agents, or agreements with the objective to terminate administrative or judicial proceedings, in the exercise of their functions.

Reimbursement of expenses is borne by an insurance policy Liability of Directors and Officers (Directors and Officers Liability), the basis of a complaint with notification, up to $ 35 million to the BRF and all its subsidiaries, following the following coverage:

- Are considered insured: All officers, board members, provided with functions related to management, attorneys and duly invested in their roles, they have acted, are acting or will act as such;

- Damages due to processes or administrative proceedings, arbitration or judicial proceedings (civil or criminal) by act or omission inherent in its status as an administrator, for reasons of tax, labor, social security, civil, criminal, consumerist and competitive;

- Defense Costs (taxes, fees, appeal deposits, when the defense of fines against the insured and environmental figure in which the insured as a defendant or passive part);

- Convictions cash from final judicial judgments or arbitration awards rendered against the insured end;

- Judicial or extrajudicial agreements negotiated with the prior written consent of the Insurer;

- New Subsidiaries (automatic cover for new subsidiaries with assets of less than 30% of total assets of the borrower)

13. OFFICERS’ COMPENSATION

13.1. Describe the compensation policy or practice of the Board, the statutory and non-statutory executive board, the fiscal committee, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

a. Objectives of the compensation policy or practice

                The Company’s compensation policy for officers, including Board members, statutory and non-statutory Officers and Fiscal Committee members is in line with the best market practices of corporate management and governance with a view to attracting and retaining professionals whose qualification, competencies and profile meets the needs of the business. Compensation is established according to market research and the Company’s strategic plan.

                The statutory board has variable compensation, yoked to targets and performance indicators to be met during the fiscal year. This expedient stimulates consistent and transparent sharing of the strategic plan and results, in line with the interests of the company, officers and shareholders.

b. Compensation Breakdown:

i.                    description of compensation elements and their purpose

a)      Board of Directors:

                All Board members earn the same flat compensation which is in line with the legislation and market practices, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. The Chairman earn higher compensation vis-à-vis other board members, bearing in mind that they carry different responsibilities.

b)      Fiscal Committee:

                Fiscal committee members earn a flat compensation, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. Compensation is set at the same general meeting that elected them and cannot fall short, for each acting member, of ten percent of the average compensation granted to the Statutory Board, exclusive of benefits and profit sharing schemes.

c)    Executive Board

                The members of the Executive Board earn flat and variable compensation. The compensation policy is drafted in accordance with the best market practices and the variable compensation is a function of their achievement of the targets, set and approved earlier in the year, and known as short-term incentives.

Additionally, our shareholders approved a long-term stock option plan for BRF’s executive officers (“BRF’s Plan”) March 31, 2010, including recently issued stock or stock in BRF’s treasury.

                The BRF Plan aims to attract, retain and motivate executives to create value for the company, in addition to contributing to align their interests to our shareholders’.

                This compensation policy encourages the Executive Board to scramble after higher returns while acknowledging their performance and outperformance of pre-designated targets, channeling their attention to those considered critical indicators in the Company’s strategy and bottomline, which ultimately meets shareholders’ interests.

                BRF – Brasil Foods S.A. has an Executive Compensation and Development Committee that looks into the strategy of flat and variable compensation to be adopted, issuing recommendations and making adjustments that will later be submitted to the Board’s appreciation and approval.

d)      Senior Advisory Board

                The members of the Advisory Board are former members of the Executive Board. These professionals offer special advisory services to the Company, and report directly to the CEO. The compensation of Senior Advisory Board members, envisaged and governed by internal regulations, amounts to twenty percent of the monthly flat fees they used to earn when they were executive officers regularly working in the company.

e)      Committees

                The participants of permanent advisory committees are members of the Board and the Statutory Board who do not receive any additional compensation for also taking part in these committees

i.                    what is the proportion of each element in the total compensation

                For the Board, the Fiscal and Advisory Committees, the flat fee is 100% of the total compensation, according to previous paragraphs.

                As for the Statutory Board, the flat fee amounts to an average 59% of the compensation total, with the variable compensation averaging roughly 41%, whenever the set targets are met.

                These percentages may fluctuate since they are directly connected to the risks and bottomline envisaged by the Company.

i.                    Calculation and restatement methodology for each compensation element

                The compensation of Company Officers is regularly compared to market practices (adopted by large corporations mostly in consumer goods that use structured policies and best practices for human capital management, that offer sound employment conditions throughout the organization and show a balanced compensation breakdown). To this end, specialized consultancies conduct salary surveys and assess the need for adjusting compensation elements, whenever necessary.

                The compensation of Board, fiscal committee and statutory board members is set by assembly, taking into account the aforementioned elements.

i.                    Reasons that justify the Compensation Breakdown

                The policy adopted by BRF – Brasil Foods S/A, equitably pieces out compensation elements so as to ensure that the best market practices and governance systems are used and the expected results are achieved by means of the variable portion, which encourages the performance and outperformance of pre-designated targets, and leads to risk and profit sharing schemes.

c. key performance indicators used to determine each compensation element

                To determine officers’ variable compensation, their performance against individual and collective targets –  EBITDA and net income – is analyzed.

d. how compensation is built to reflect the behavior of performance indicators

                As for the flat compensation, it follows the aforementioned criteria. The variable compensation or the short-term incentive (Annual) is hitched to the Company’s performance indicators (Global Targets) and individual performance indicators (individual targets). However, for program participants to be eligible to the potential amount or a part of it (proportion), global net income and EBITDA figures must reach a minimum threshold pre-designated by the Board, under the penalty of non-payment of any such amounts.

e. how the compensation policy or practice fits the issuer’s short- , medium- and long-term interests

The practice the company has adopted regarding the various compensation elements meets short- , medium- and long-term interests since upon setting the compensation components the interests of both company and officers are aligned. The flat compensation is established according to market practices, as described above, aiming to retain talents and prevent them from looking to other companies for higher salaries. The variable portion that accounts for a significant part of total compensation is hitched to performance indicators attainable within a one-year period.  The purpose here is likewise to pay market rates but, particularly, boost company growth since the established targets, if achieved, will position the company on the growth and return path shareholders wish for.

Additionally, the General Shareholders’ Meeting of March 31, 2010, approved a Stock Option Plan for the executives of BRF – Brasil Foods S.A. The plan was set up to boost shareholders’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, new competencies and the appropriate behavior to ensure business perpetuation, in addition to reinforcing the attraction and retention of top executives.

f. compensation supported by subsidiaries, controlled companies or controlling shareholders, direct or indirect

                Members of the board, the fiscal committee and the statutory board receive no compensation whatsoever from subsidiaries, controlled companies or controlling shareholders, direct or indirect.

g. compensation or benefits hitched to a specific corporate event, such as sale of the Company’s controlling stake

                There is no compensation or benefit in connection with any specific corporate event, such as sale of the Company’s controlling stake

13. 2. As regards the compensation of the Board, Statutory Board and Fiscal Committee posted to the books over the past 3 fiscal years and that forecast for the current fiscal year:

YEAR: 2009	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10	3	8	21
compensation (in R$)
i Annual Fix Compensation
salary or pro labor	2,645,590.13	325,381.00	6,294,357.00	9,265,328.13
direct and indirect benefits	NA	NA	2,093,392.00	2,093,392.00
participation in committeess	NA	NA	NA	NA
other	NA	NA	NA	NA
ii Variable Compensation
bonus	NA	NA	NA	NA
participation on results	NA	NA	3,896,945.60	3,896,945.60
participation on meetings	NA	NA	NA	NA
comission	NA	NA	NA	NA
iii Post job benefits	NA	NA	NA	NA
iv Cessation of exercise of position	NA	NA	4,484,437.50	4,484,437.50
v Based on shares	NA	NA	NA	NA
TOTAL	2,645,590.13	325,381.00	16,769,132.10	19,740,103.23

YEAR: 2010	Board of Directors	Audit Committee	Statutary Board	Total
number of members	11	3	8.5	22.5
compensation (in R$)
i Annual Fix Compensation
salary or pro labor	3,289,566.00	349,156.00	7,626,595.00	11,265,317.00
direct and indirect benefits	0.00	0.00	1,171,983.00	1,171,983.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,910,981.74	6,910,981.74
participation on meetings	0	0		NA
comission	0	0	0	NA
iii Post job benefits	0	0	0	NA
iv Cessation of exercise of position	0	0	2,640,561.03	2,640,561.03
v Based on shares	0	0	0	NA
TOTAL	3,289,566.00	349,156.00	18,350,120.77	21,988,842.77

YEAR: 2011	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
i Annual Fix Compensation
salary or pro labor	3,253,325.00	409,379.00	10,590,910.00	14,253,614.00
direct and indirect benefits	0.00	0.00	1,439,262.00	1,439,262.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,338,527.75	6,338,527.75
participation on meetings	0	0		NA
comission	0	0	0	NA
iii Post job benefits	0	0	114,408.00	114,408.00
iv Cessation of exercise of position	0	0	614,750.32	614,750.32
v Based on shares	0	0	4,644,768.36	4,644,768.36
TOTAL	3,253,325.00	409,379.00	23,742,626.43	27,405,330.43

YEAR: 2012	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.00	3.00	11.00	24.00
compensation (in R$)
i Annual Fix Compensation
salary or pro labor	3,373,515.94	428,757.35	12,714,903.57	16,517,176.85
direct and indirect benefits	0.00	0.00	1,396,353.66	1,396,353.66
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	9,633,783.00	9,633,783.00
participation on meetings	0	0		NA
comission	0	0	0	NA
iii Post job benefits	0	0	0	NA
iv Cessation of exercise of position	0	0	321,879.86	321,879.86
v Based on shares	0	0	0	NA
TOTAL	3,373,515.94	428,757.35	24,066,920.09	27,869,193.37

13.3. As regards the variable compensation of the Board, Statutory Board and Fiscal Committee over the past 3 fiscal years and that forecast for the current fiscal year:

YEAR: 2009	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10	3	8	21
compensation (in R$)
Regarding bonus
i Minimum value forecasted on the
	NA	NA	NA	NA
remuneration plan
ii Maximum value forecasted on the
	NA	NA	NA	NA
remuneration plan¹
iii Forecasted value on the remuneration plan,
	NA	NA	NA	NA
if established targets are reached
iv Effective value reconized on the results of
	NA	NA	NA	NA
the exercise
Regarding participation on the results
i Minimum value forecasted on the
	NA	NA
remuneration plan
ii Maximum value forecasted on the
	NA	NA	¹	¹
remuneration plan
iii Forecasted value on the remuneration plan,
	NA	NA	5,651,098.63	5,651,098.63
if established targets are reached
iv Effective value reconized on the results of
	NA	NA	3,896,945.60	3,896,945.60
the exercise
¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

YEAR: 2010	Board of Directors	Audit Committee	Statutary Board	Total
number of members	0	0	11	11
compensation (in R$)
Regarding bonus
i Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii Maximum value forecasted on the remuneration plan¹	NA	NA	NA	NA
iii Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i Minimum value forecasted on the remuneration plan	NA	NA
ii Maximum value forecasted on the remuneration plan	NA	NA	¹	¹
iii Forecasted value on the remuneration plan, if established targets are reached	NA	NA	6,816,739.70	6,816,739.70
iv Effective value reconized on the results of the exercise	NA	NA	6,910,981.74	6,910,981.74

¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

YEAR: 2011	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
Regarding bonus
i Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii Maximum value forecasted on the remuneration plan	NA	NA	NA	NA
iii Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i Minimum value forecasted on the remuneration plan	NA	NA
ii Maximum value forecasted on the remuneration plan	NA	NA	13,183,464.00	13,183,464.00
iii Forecasted value on the remuneration plan, if established targets are reached	NA	NA	6,591,732.00	6,591,732.00
iv Effective value reconized on the results of the exercise	NA	NA	6,338,527.75	6,338,527.75

YEAR: 2012	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.00	3.00	11.00	24.00
compensation (in R$)
Regarding bonus
i Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii Maximum value forecasted on the remuneration plan	NA	NA	NA	NA
iii Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii Maximum value forecasted on the remuneration plan	NA	NA	19,267,566.00	19,267,566.00
iii Forecasted value on the remuneration plan, if established targets are reached	NA	NA	9,633,783.00	9,633,783.00
iv Effective value reconized on the results of the exercise	NA	NA	-	-

13.4 – As regards the share-based compensation plan of the Board and statutory board in effect over the previous fiscal year and forecast for the current fiscal year:

a.            overall terms and conditions

The Stock Option Plan of BRF – Brasil Foods S.A. approved by the General Shareholders’ Meeting of March 31, 2010, is made up of 2 instruments:  the “Stock Option Plan” and the “Additional Stock Option Plan”, targeted at the statutory or non-statutory officers of BRF – Brasil Foods S.A. and/or of BRF’s controlled companies.

The first instrument will be based on the Stock Option concept, by which the company grants executives the right (not the obligation) to buy outstanding shares at pre-designated prices (strike price) and terms.

The second instrument, optional, provides for the distribution of Stock Options according to the ratio between the amount an eligible participant would spend to buy company stock on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition.

It is up to the Board to approve the list of participating officers and the number of options to be distributed yearly, and such approval is subject to achievement of the bottomline previously established by the Company and appreciation of the stock price. Participation in one distribution cycle is no guarantee of participation in future distribution cycles.

By the calculation method used to determine the number of stock options in the first “Stock Option Plan” instrument, as Company stock appreciates according to expectations during the stipulated vesting period, the resulting gain shall be equivalent to the target reward the executive is entitled to. By this concept, Participants will only tap their full gain potential if shareholders’ expectation of stock appreciation materializes.

Under the second instrument, “Additional Stock Option Plan”, the number of options to be distributed to each participant will result from the ratio between the amount an eligible participant would spend to buy company stock through a broker on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition, as follows:

  The beneficiaries that spend amounts equal to or in excess of 50% of their net profit sharing value will be granted options equivalent to twice the number of shares.
  The beneficiaries that spend amounts equal to or in excess of 25% and lower than 50% of their net profit sharing value will be granted options equivalent to the same number of shares.
  The beneficiaries that spend amounts short of 25% of their net profit sharing value will be granted options equivalent to half the number of shares.

Plan participants shall sign with the Company individual option contracts, by which they acquire the right to the stock options issued by the company. This right is personal and inalienable.

Management of the plan is up to the Company’s Board, observing the applicable legal requirements and the maximum dilution limits approved by the Shareholders’ Meeting. The Board is entitled to resort to the Executive Compensation and Development Committee for advice.

Still as a result of the material Fact of May 19, 2009, regarding the Association Agreement between Sadia S.A. and Perdigão S.A. (BRF), and, the General Meeting held August 1,8 2009, which authorized the merger of the totality of Sadia S.A.’s ordinary and preferred stock  into the Company, the options distributed but not yet exercised by Sadia S.A. executives shall be taken over by the Company as per the terms approved by BRF – Brasil Foods S.A. General Shareholders’ Meeting of March 31, 2010.  The Stock Option Plan issued by Sadia S.A. is on hold.

b.            Key objectives of the plan

BRF – Brasil Foods Plan has the following objectives: (a) attract, retain and motivate Participants; (b) create value for Company shareholders; and (c) encourage an entrepreneurial vision of the business.

c.            how the plan contributes to these objectives

BRF – Brasil Foods S.A., by offering an exclusive and competitive investment opportunity to its executives, hopes to align the initiatives of those participating in the Long-term Stock Option plan with the vision of Company shareholders and investors, hitching officers’ long-term variable compensation to the perpetuation of the business, and therefore fostering their commitment and sustainable interest.

d.            how the plan fits the issuer’s compensation policy

The Stock Option Plan aims to supplement the compensation package offered to executives, reinforcing attraction and retention of key executives, according to item 13.1.

e.            how the plan aligns officers’ and issuer’s interest in the short, medium and long terms.

The Stock Option Plan will boost shareholders’ and investors’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, competencies and appropriate behavior to ensure business perpetuation.

The options distributed in both contracts may only be exercised as of one (01) year from the date of distribution at the maximum ratio of 1/3 of the options each year, up to 5 years, and beneficiaries are committed to the constant appreciation of stock prices over the short, medium and long term.

f.             maximum number of shares included

The maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

g.         maximum number of options to be distributed

The maximum number of options that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

h.            share acquisition terms

To acquire shares, according to the distribution contracts, Beneficiaries shall observe the vesting period as described in letter “J” of this document. After the vesting period is up and if Beneficiaries are interested in exercising their right, they should do so by express written notification.

If there are no legal impediments, at the ordinary meeting of the month immediately following receipt of this Exercise Notification, the Board will carry out the respective increase in the Company’s capital stock, within the limits of the authorized capital; or will perform all the acts required to authorize the private placement of the Shares kept in the treasury so as to grant Participants the Shares relating to the options they have exercised.

The Company will perform all the necessary acts to register the Shares subscribed or acquired by Participants with the financial institution responsible for the bookkeeping of the Shares.

The Shares acquired or subscribed shall earn dividends and other proceeds as if they had been acquired on the same date at BMF&Bovespa.

Exercise of the option performed according to the terms herein shall be formalized by execution of a Subscription Agreement; a Stock Purchase Agreement; or any other document required by the Board and/or the financial institution responsible for the bookkeeping of the Shares, which shall compulsorily contain the following information: (a) the amount of Shares acquired or subscribed; (b) the Strike Price; and (c) the means of payment.

Beneficiaries may affect payment up to five (05) business days following registration of the Shares on their behalf, and have the choice of using the net proceeds ( after tax ) from trading the Shares acquired through the option exercise to pay up the Strike Price.

 i.            criteria to set the acquisition or strike price

The strike price of stock options shall be set by the Board and be equivalent to the stock average closing price on the 20 trading sessions prior to execution of the Distribution Contract. This rule applies to both plans:  “Stock Option Plan” and “Additional Stock Option Plan”.

The strike price will be monthly restated by the Consumer Price Index (IPCA), or any other index the Board chooses to use from the date of distribution to the month prior to submission by Beneficiaries of the Option Exercise Notification.

j.             criteria to set the option term

Among the criteria to set the option term are market practices and a reasonable time window so as to allow the Shares held by the Beneficiaries to have an impact on the business in terms of growth and price appreciation. This rule applies to both plans:

The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract;

(b) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; and

(c) All the Options may be exercised after three (3) years from execution of the Distribution Contract.

Following the aforementioned minimum terms, which can be extended at the sole discretion of the Board in the Distribution Contract, the Exercisable Options will be considered Mature Options and hence Beneficiaries will have acquired the right to strike them at their discretion, observing the maximum expiration date.

The Options distributed under the terms of the Additional Stock Option Plan may be exercised by Beneficiaries, observing the following provisions:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Additional Stock Option Contract;

(b) Up to two-thirds ( 2/3) of the Options total may be exercised after two (02) years from execution of the Additional Stock Option Contract; and

(b) All the Options may be exercised after three (3) years from execution of the  Additional Stock Option Contract.

k.            settlement

To meet the need for Options and pursuant to the legislation and specific regulations (particularly CVM ruling 390/03 and Law 6.404/76, including changes) the Board may press ahead and issue new Shares within the limits of the authorized capital or privately place the Shares in the treasury.

l.             restrictions on Share transfers

The Shares acquired or subscribed according to the rules in the “Stock Option Plan” and the “Additional Stock Option Plan” and individual distribution contracts are not subject to any restriction period so that Beneficiaries are free to trade them at any time.

m.        criteria and events that can lead to suspension, changes or dismissal of the plan

In the event of corporate restructuring, either through mergers, takeovers or changes to the Company, or still if the Company retires from the Novo Mercado segment, the Board shall decide upon the effects of this corporate restructuring on the Options distributed by that date.

And, in the event of a change in the number of Shares, either by stock grouping, stock split or stock dividend distribution, the Options and the strike price may be equally adjusted, at the discretion of the Board, to avoid any distortions and losses to the Company and/or Beneficiaries.

n.            effect  of officers’ departure from the issuer’s entities on their rights under the stock compensation plan

According to the “Stock Option Plan” and the “Additional Stock Option Plan” the rules on departure from the company by severance are the following:

1. In the event of voluntary departure or severance without just cause, Mature Options will have their term brought forward and must be exercised within at most thirty (30) days from the severance notice;  the Options yet to mature will be canceled.

2. In the event of severance with just cause, all the Options distributed among the Beneficiaries, including but not limited to Mature Options, will be canceled as of the severance notice.

3. The Options canceled according to provisions 1 and 2 above will not grant Beneficiaries any rights of indemnity.

4. The Distribution Contracts or the Additional Stock Option Contracts will be terminated as of the date of severance of the Beneficiaries and this termination will not grant Beneficiaries any rights of indemnity.

5. The aforementioned provisions will not apply to statutory officers that failed reelection to their respective positions, as long as they still remain on the staff of the Company and/or Controlled companies, in which case the Distribution Contracts or Additional Stock Option Contracts, as applicable, will remain in force and keep the same terms and conditions.

In cases of disability or no disability retirement of the Beneficiaries, the Maturing Options may be exercised within the option term as per the Distribution Contract ou the Additional Stock Option Contract, as applicable; and the Options yet to mature will be automatically brought to maturity, becoming immediately exercisable within the option term set in the Distribution Contract or the Additional Stock Option Contract, as applicable.

In the event of Beneficiaries’ death, the Options will pass on to their heirs and/or legatees, and the Maturing Options may be exercised within a new option term of twelve (12) months starting on the date of the Beneficiaries’ death; and the Options yet to mature will be immediately brought to maturity, becoming exercisable within the term of twelve (12) months starting on the date of the Beneficiaries’ death.

13.5. Inform the number of Shares directly or indirectly held, in Brazil or abroad, and any other convertible securities issued by the issuer, by its direct or indirect controlling shareholders, by its controlled companies or under shared control, by members of the board, the statutory board or the fiscal committee, grouped together by entity, on the closing date of the last fiscal year.

Shareholder	Ordinary Options	%
Major Shareholders	310,050,216	35.54%
Management:
Board of Directors	9,721,600	1.11%
Directors	100,932	0.01%
Supervisory Board	0	0.00%
Options in Treasury	3,019,442	0.35%
Other Shareholders	549,581,056	62.99%
	872,473,246	100.00%
Options circulating on the market	549,581,056	62.99%

Database: December 31, 2011.

Entity issuing the shares: The BRF – Brasil Foods S.A., Publicly Traded Company with Authorized Capital, CNPJ number 01.838.723/0001-27.

13.6. Regarding share-based compensation recognized in the books over the past three fiscal years and that forecast for the current fiscal year payable to the  board and the  statutory board.

YEAR: 2009		Board of Directors	Fiscal Council	Statutory Board
b. number of members		0	0	0
c. related to the options still non exercisable
i the date of grant		NA	NA	NA
ii the amount granted options		NA	NA	NA
iii term so that the options become exercisable		NA	NA	NA
iv term restriction on transfer of shares		NA	NA	NA
v Weighted average exercise price of each of the following groups of options:
" open at the beginning of fiscal year		NA	NA	NA
" lost during the fiscal year		NA	NA	NA
" exercised during the fiscal year		NA	NA	NA
" expired during the fiscal year		NA	NA	NA
d. fair value of options at the grant date		NA	NA	NA
e. potential dilution in the event of exercise of all options granted		NA	NA	NA

YEAR: 2010		Board of Directors	Fiscal Council	Statutory Board
b. number of members		0	0	8
c. related to the options still non exercisable
i the date of grant		NA	NA	5/3/2010
ii the amount granted options		NA	NA	555,000
2011 1/3 of options
		NA	NA	2012 2/3 of options
iii term so that the options become exercisable				2013 3/3 of options
iv term restriction on transfer of shares		NA	NA	NA
v Weighted average exercise price of each of the following groups of options:
" open at the beginning of fiscal year		NA	NA	-
" lost during the fiscal year		NA	NA	-
" exercised during the fiscal year		NA	NA	-
" expired during the fiscal year		NA	NA	-
d. fair value of options at the grant date		NA	NA	R$ 7.77
e. potential dilution in the event of exercise of all options granted		NA	NA	0,06% of the total shares of the Company.

YEAR: 2011	Board of Directors	Fiscal Council	Statutory Board
b. number of members	10.00	3.00	8.00	11.00
c. related to the options still non exercisable			Grant 2010	Grant 2011
i the date of grant	NA	NA	5/3/2010	5/2/2011
ii the amount granted options	NA	NA	555,000	1,129,140
			2011 1/3 of options	2012 1/3 of options
iii term so that the options become exercisable	NA	NA	2012 2/3 of options	2013 2/3 of options
			2013 3/3 of options	2014 3/3 of options
iv term restriction on transfer of shares	NA	NA	NA	NA
v Weighted average exercise price of each of the following groups of options:
" open at the beginning of fiscal year	NA	NA	24.39	-
" lost during the fiscal year	NA	NA	25.21	-
" exercised during the fiscal year	NA	NA	25.44	-
" expired during the fiscal year	NA	NA
d. fair value of options at the grant date	NA	NA	R$ 7.77	R$ 11.36
e. potential dilution in the event of exercise of all options granted	NA	NA	0,06% of the total shares of the Company.	0,11% of the total shares of the Company.

ANO: 2012	Board of Directors	Fiscal Council	Statutory Board
b. number of members	10	3.00	8.00	11.00	11.00
c. related to the options still non exercisable			Grant 2010	Grant 2011	Grant 2012
i the date of grant	NA	NA	5/3/2010	5/2/2011	5/2/2012
ii the amount granted options	NA	NA	555,000	1,129,140	876,471
			2011 1/3 of options	2012 1/3 of options	2013 1/3 of options
iii term so that the options become exercisable	NA	NA	2012 2/3 of options	2013 2/3 of options	2014 2/3 of options
			2013 3/3 of options	2014 3/3 of options	2015 3/3 of options
iv term restriction on transfer of shares	NA	NA	NA	NA	NA
v Weighted average exercise price of each of the following groups of options:
" open at the beginning of fiscal year	NA	NA	25.90	32.15	-
" lost during the fiscal year	NA	NA	-	-	-
" exercised during the fiscal year	NA	NA	-	-	-
" expired during the fiscal year	NA	NA	-	-	-
d. fair value of options at the grant date	NA	NA	R$ 7.77	R$ 11.36	R$ 10.40
e. potential dilution in the event of exercise of all options granted	NA	NA	0,06% of the total shares of the Company.	0,11% of the total shares of the Company.	0,10% of the total shares of the Company.

13.7. Regarding the Board’s and the statutory board’s outstanding options at the end of the last fiscal year.

2011	Board of Directors	Statutory Board
Year of award		2010	2011
b. number of members	-	8	11
c. related to the options still non exercisable
i quantity	-	555,000	1,129,140
		185.000 in 05/03/2011	376.380 em 03/05/2012
	-	185.000 in 05/03/2012	376.380 em 03/05/2013
ii date that it will become exercisable		185.000 in 05/03/2013	376.380 em 03/05/2014
iii deadline for the exercise option	-	05/02/2015	05/01/2016
iv transfer of shares restriction time	-	NA	NA
v weighted average price of the exercise2	-	25.25	31.43
vi options fair value in the last day of the fiscal year3	-	R$ 7.77	11.36
d. related to the exercisable options1
i quantity	-	159,400
ii deadline for the exercise option	-	5/2/2015	5/2/2016
iii transfer of shares restriction time	-	NA	NA
iv weighted average price of the exercise	-	25.25	31.43
v options fair value in the last day of the fiscal year3	-	R$ 7.77	11.36
vi total options fair value in the last day of the fiscal year	-	R$ 1,238,538.00	R$ -
¹As Regulation of the Stock Option Plan, options may only be exercised within 30 days following the disclosure of annual results or after the announcement of results for the 3rd quarter.
² Weighted average price of the last fiscal year
³ Fair value of options defined on the grant date.

13.8. Regarding options exercised and shares delivered to the Board and the statutory board under the share-based compensation scheme over the past 3 fiscal years.

Options Exercised Year ended 12/31/2011	Board of Directors	Statutory Board

Number of members	0	1
Options Exercised
number of shares	NA	25,600
weighted average price of the year	NA	25.51
total value of the difference between the year value and market value of shares related to options exercised	NA	246,272
Shares Delivered
number of shares	NA	NA
weighted average price of the acquisition	NA	NA
total value of the difference between the year value and market value of shares related to options exercised	NA	NA

13.9. Summary description of the information that understanding the data presented in items 13.6 through 13.8 requires, such as an explanation of the pricing method used for shares and options.

a.            pricing model

The Black-Scholes-Merton model was used to price the Options under the Stock Option Plan of BRF Brasil Foods S.A.

b.            data and assumptions used in the pricing model, including average weighted price of the shares, strike price, expected volatility , option term, expected dividends and risk-free rate of return.

Bearing in mind that the amounts relating to the 2010 distribution cycle refers to delivery performed up to the day this document was drawn up, the following assumptions were used to price the options under BRF’s Stock Option Plan :

Share Price: the closing price in the trading session prior to the date of distribution (BMF&BOVESPA - ticker BRFS3);

Strike price: Results from the average closing price (BMF&BOVESPA – ticker BRFS3) of the last 20 trading sessions prior to the date of distribution of the options, restated by the IPCA;

Option term: The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below: (a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract; (b) ) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; (c)  All the Options may be exercised after three (3) years from execution of the Distribution Contract; and (d) The maximum term is five (5) years after distribution for exercising the options;

Risk-free Rate of Return: The risk-free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and holding the same maturity as the options;

Dividends rate: the Company’s dividend distribution track record over the past 4 years was taken into account; and

Volatility of nominal shares issued by the Company: In this item,  taking into account (a) the merger between Perdigão S.A. (BRF) and Sadia S. A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

c.   method used and assumptions adopted to incorporate the expected effects of early strike.

According to the pricing methodology of the options at hand (Black-Scholes-Merton) and the features of BRF’s Stock Option Plan no assumptions were used to incorporate the effects of early strikes.

d.    how to determine the expected volatility.

Taking into account (a) the merger between Perdigão S.A.  (BRF) and Sadia S.A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

e.    any other option characteristic that has been included in the assessment of fair value.

Not applicable

13.10. Regarding the active pension plans granted to board members and statutory officers, provide the following information in table format:

2011

	Board of Directors	Statutory Board
b. number of members	N/A	09	01	01
c. Plan name	N/A	Brasil Foods Pension Plan II (closed to new members)	Brasil Foods Pension Plan III	Benefit Plan of Foundation "Attilio Francisco Xavier Fontana"
d. amount of managers that comprises conditions for retirement ¹	N/A	02	00	00
e. conditions for early retirement	N/A	- reaching the age of 55 years old; - 3 years of credited service (participating on the plan); - termination of employment with the sponsor.	- reaching the age of 55 years old; - 3 years of credited service (participating on the plan); - termination of employment with the sponsor.	- fulfill the term of 10 years of contribution to the plan - joy of retirement benefit by time of contribution granted by Welfare Regime Official - termination of employment with the sponsor.
f. updated value of accumulated contributions in the pension plan until the end of last fiscal year less the portion relating to contributions made directly by administrators²	N/A	R$ 4,795,242.46	R$ 13,054.46	³
g. cumulative total value of contributions made during the last social year, less the portion relating to contributions made directly by administrators	N/A	R$ 541,006.88	R$ 6,514.81	R$ 486.02
h. if there is the possibility of redemption and what conditions	N/A	There is no provision for redemption, except on the termination of employment.	There is no provision for redemption, except on the termination of employment.	There is no provision for redemption, except on the termination of employment.

¹ Fulfills the conditions, however, it is necessary to assure the termination of employment.
² Total value of contributions from sponsor (since joining the plan) plus the profitability.
³  The FAF Benefit Plan is structured as defined benefit, which is characterized by mutualism. Thus, the contributions made to the plan by both the sponsor and the participants become part of the insurer mathematical provisions of the benefits offered to its participants, without individualization.
The FFA keeps track of contributions made by each participant, therefore before a shutdown request prior plan, the values corresponding to them can be redeemed or ported. However, it doesn't keep track of individual and cumulative contributions paid by the sponsors.

Proposed Reform of the bylaws

BRF – BRASIL FOODS
(CNPJ/MF) NO. 01.838.723/0001-27
Publicly-Held Corporation

BYLAWS

I – NAME, REGISTERED OFFICE, DURATION AND PURPOSES

SECTION ONE – BRF – BRASIL FOODS S.A. is a publicly-held Corporation with articles of incorporation filed before JUCESC under No. 42.300.034.240 on 08.12.09 (“Corporation”) and governed by these Bylaws, Law no. 6.404 of December 15, 1976 (the “Corporation Law”) and other applicable laws and regulations.

SECTION TWO – The Corporation has its registered office and legal seat in the City and Judicial District of Itajaí, State of Santa Catarina, at Jorge Tzachel, 475 – Bairro Fazenda – CEP 88.301-600, and may establish branch, office and other subordinate facilities anywhere within the Brazilian territory or abroad.

SECTION THREE – The primary purpose for which the Corporation is organized is to engage in the following activities within the Brazilian territory or abroad:

1)      To manufacture, sell and transact any business, whether wholesale or retail, relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution process;

2)      To manufacture and sell animal feeds and nutriments for animals;

3)      To provide food services, generally;

4)      To manufacture, refine and sell vegetable oils;

5)      To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

6)      To conduct reforestation activities, the harvesting, processing and sale of timber;

7)      To conduct the business of selling at retail and wholesale consumer and production goods, including the sale of equipment and vehicles for the development of its logistic activity;

8)      To export and import production and consumer goods;

9)      To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

10)   To participate in any projects required for the operation of the business of the Corporation.

Sole Paragraph. The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

a)      To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

b)      To provide freight services, generally;

c)       To provide product storage and stocking services and all other ancillary services relating thereto;

d)      To promote and reposition its retail products at points of display and points of sale to final consumers;

e)      To provide the services of receiving and allocating raw materials to be used in production;

f)       To provide machine and vehicle repair, maintenance and overhaul services;

g)      To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

h)      To manufacture, develop and sell packaging products of any kind;

i)        To process and raise livestock;

j)        To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation.

SECTION FOUR – The term of duration of the Corporation is indefinite.

II – CAPITAL STOCK

SECTION FIVE (*) – The capital stock subscribed for and fully paid up is R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred fifty-three reais and thirty-six cents), represented by 872,473,246 (eight hundred seventy-two million, four hundred seventy-three thousand, two hundred forty-six) no-par value common shares in book-entry form.

Paragraph One – The Corporation is authorized to increase the capital stock up to the limit of one billion (1,000,000,000) common shares, irrespective of amendment to the bylaws, by resolution of the Board of Directors, who will have the authority to establish the conditions for the issue, including the price and time of payment of subscriptions.

Paragraph Two – Pursuant to a proposal from and accompanying plan of the Board of Directors, the shareholders’ meeting may authorize the Corporation to grant stock options to its directors, officers or employees, or to individuals providing services to the Corporation or any company controlled by Corporation, within the limits of authorized capital.

Paragraph Three – The shares are indivisible and each common share is entitled to one vote on each matter voted on at a shareholders’ meeting.

Paragraph Four – All shareholders or Group of Shareholders are required to disclose, by notice to the Corporation and to the stock exchanges on which securities issued by the Corporation are traded, any acquisition of shares that, when added to the shares currently held exceed 5% (five percent) of the Corporation’s share capital and, after reaching this percentage, any acquisition of shares that, when added to those currently held, correspond to an acquisition of more than 1% (one percent) of the Corporation’s share capital, or multiples of such percentage. These requirements also apply to holders of debentures convertible into shares or subscription rights that guarantee the holder the acquisition of shares in the amounts provided for in this article. The violation of the provisions of this article will subject the offender(s) to the penalties described under Section 120 of the Corporation Law.

SECTION SIX – No founders’ shares shall be issued by the Corporation.

SECTION SEVEN – The capital stock of the Corporation will consist solely of shares of common stock, and no shares of preferred stock shall be issued.

SECTION EIGHT – It will be incumbent upon the Board of Directors to authorize the shares of common stock to be deposited with a designated financial institution.

Sole Paragraph – The cost of transferring title to shares, stock splits and reverse stock splits may be charged by the Corporation to the shareholders.

SECTION NINE – At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in connection with a tender offer may be made without or with limited preemptive rights to the shareholders, as provided by law and these Bylaws.

SECTION 10 – Failure by a subscriber to timely pay for any subscription will result in such subscriber being charged with interest at the rate of one percent (1%) per month and a ten percent (10%) penalty on the past due obligation, in addition to any other applicable statutory penalties.

SECTION 11 – By resolution of the shareholders pursuant to a proposal from the Board of Directors, the capital stock of the Corporation may by be increased through the capitalization of profits or reserves, and additional shares corresponding to such increase may or may not be issued to the shareholders in proportion to the number of shares held by them.

III – MEETINGS OF SHAREHOLDERS

SECTION 12 – Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

Paragraph One – The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

Paragraph Two – The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

Paragraph Three – The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Paragraph Four – Except in the case provided by Section 40, Paragraph one, item (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the Novo Mercado shall be called on not less than thirty (30) days’ notice.

Paragraph Five – Subject to statutory exceptions in the Corporation Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call. Inclusion in the shareholders’ meeting order of business of items such as “other business,” “general matters” and equivalent expressions is not allowed.

Paragraph Six – By the date of the first call notice, at the latest, the Corporation shall make the materials and documents necessary to analyze the items on the order of business available to all shareholders.

SECTION 13 – In addition to an identification document, each shareholder shall submit, not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) with respect to shareholders participating in the fungible custody of shares in book-entry form, a statement showing the respective holdings issued by the institution providing custodial services.

Sole Paragraph – In inspecting the validity of documents submitted  with respect to shareholder representation, the Corporation shall adopt the principle of good faith. Unauthenticated copies of documents or those bearing no verified signature, when not required by law, shall be permitted and confer entitlement to fully exercise shareholders’ rights, provided that the person concerned undertakes to present the original documents or equivalent required by the Corporation within 5 (five) working days after the shareholders’ meeting. If the shareholder does not submit the originals or equivalent required by the Corporation within the deadline, his or her vote shall be disregarded, and he or she shall be responsible for any loss or damage that his act has caused the Corporation.

SECTION 14 – In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

8)      To take action with respect to stock dividends and any stock split and reverse stock split;

9)      To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

10)   To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

11)   To take action on the delisting from the Novo Mercado (New Market  or “Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BM&FBOVESPA”);

12)   To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

13)   To take action for cancellation of registration with the CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

14)   To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the Novo Mercado, as provided for in Article VII of these Bylaws.

IV – MANAGEMENT

Section I – General Provisions Applicable to Management

SECTION 15 – The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

Paragraph One – The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

Paragraph Two – The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the corporate registers, which shall constitute assent to all the manuals, codes, regulations and in-house policies of the Corporation, and by previously signing the relevant Consent to Appointment referred to in the Novo Mercado Listing Regulations.

Paragraph Three – Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, as the case may be, being imposed on anyone who violates this Paragraph.

Paragraph Four – The term of office of the directors and officers of the Corporation will be extended until their replacement takes office.

Paragraph Five – The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Section II – Board of Directors

SECTION 16 – The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One) elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

Paragraph One – For the purpose of this Section, an Independent Director means such director as is defined in the Novo Mercado Listing Regulations of the BM&FBOVESPA and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Paragraph Two – Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

Paragraph Three – If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporation Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to the CVM and the BM&FBOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days after receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

Paragraph Four – In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to the CVM and the BM&FBOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

Paragraph Five – Whenever election has occurred using the multiple vote system, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, and a new election shall be held. In all other cases, if there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, a shareholders’ meeting will be called within thirty (30) days after such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Paragraph Six – Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors acquires any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. Elected members of the Board of Directors also shall not be allowed to participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

Paragraph Seven – Within five (5) months after the end of the fiscal year and whenever a public offerings of securities is launched, the members of the Board of Directors shall submit to the Corporation a list indicating the offices they hold on boards of directors, fiscal councils, executive bodies and committees of other companies or entities.

SECTION 17 – The Board of Directors will meet regularly once every month and, extraordinarily, as required, when called by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the appropriate corporate register.

Paragraph One – At any meeting of the Board of Directors a quorum will consist of not less than two thirds (2/3) of its members.

Paragraph Two – Where necessary, members of the Board of Directors are permitted to participate in meetings of the Board of Directors by telephone, videoconference or any other means of communication that is able to ensure effective participation and the authenticity of his or her vote. In these circumstances, the board member shall be considered present at the meeting, his or her vote shall be considered valid for all legal intents and purposes and recorded in the minutes of said meeting.

Paragraph Three – Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

Paragraph Four – The materials and documents necessary to appraise the items on the order of business for the meeting of the Board of Directors shall be delivered to each board member at least 2 (two) working days in advance.

SECTION 18 – In addition to the duties set forth in legislation and in these Bylaws, the Board of Directors will have authority:

22)   To direct the conduct of the business of the Corporation;

23)   To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

24)   To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

25)   To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

26)   To approve the management report and the accounts of the Board of Executive Officers;

27)   To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

28)   To authorize the Executive Officers to execute guarantees (fianças  and avais) and contract insurance sureties, as well as performance bonds, in favor of the companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

29)   To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions, or as surety in legal actions.

30)   To approve the annual Plan for Disposal of Noncurrent Assets proposed by Executive Officers.

31)   To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere outside of the Brazilian territory (international markets) ;

32)   To choose and replace independent auditors proposed by the Fiscal Council;

33)   To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

34)   To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

35)   To take action on the issuance of any commercial paper and other similar securities;

36)   To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

37)   To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

38)   To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

39)   To submit for shareholder approval a plan to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital and the Board of Directors shall be responsible for managing said plan;

40)   To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

41)   To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

42)   To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

43)   To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the Novo Mercado, as provided under Section 41 of these Bylaws.

44)   To draft and publish a prior reasoned opinion on any and all tender offers for shares issued by the Corporation, and concerning: (i) the convenience and potential opportunity of the offer in respect of the joint interests of shareholders and in relation to the liquidity of the securities held; (ii) the repercussions of the offer on the Corporation’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Corporation; and (iv) other points considered relevant. In the opinion, the Board of Directors shall give a reasoned opinion in favor or against acceptance of the tender offer for shares, alerting shareholders that each shareholder is responsible for the final decision on the acceptance or non-acceptance of said offer.

SECTION 19 – The following actions will require the affirmative vote of two thirds (2/3) of the members of the Board of Directors:

14)   To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

15)   To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

16)   To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

17)   To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies (including waivers of the right to subscribe for shares or bonds convertible into shares of  subsidiaries, controlled affiliates or associated companies; b) fixed assets that are not itemized in the Plan for Disposal of Noncurrent Assets approved annually by the Board of Directors; and c) any fixed assets representing, (i) alone, an amount equal to two and one half of one percent (2.5%) or more of the shareholders’ equity of the Corporation, or (ii) in the aggregate, twenty percent (20%) or more of the shareholders’ equity of the Corporation;

18)   To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property, and insurance sureties, as well as performance bonds;

19)   To approve the Corporation’s financial risk management policy, setting forth the main conditions for hedging transactions (assets and liabilities), and this policy must contain at least the following specifications: the objective of the hedge, risk factors, eligible instruments, limits and amount restrictions;

20)   To carry out transactions and business of any nature with controlled companies and affiliates of the Corporation, including the assignment or provision of guarantees, contracting insurance sureties, as well as performance bonds, loans and financings representing, (i) alone, an amount equal to two and one half of one percent (2.5%) or more of the shareholders’ equity of the Corporation, or (ii) in the aggregate, twenty percent (20%) or more of the shareholders’ equity of the Corporation;

21)   To perform operations and transactions of any nature with shareholders, their control group, companies controlled by or affiliated , as well as administrators, staff or their relatives of any of the foregoing;

22)   To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

23)   To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

24)   To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

25)   To establish the dividend payment policy;

26)   To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Section III – Board of Executive Officers

SECTION 20 – The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of at least two (2) and not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 below, all must be professionals satisfying the requirements detailed in Paragraph Three and Four below.

Paragraph One - The offices of President of the Board of Directors and Chief Executive Officer shall not be exercised by the same person, except in the event of a vacancy, which shall be addressed by a specific disclosure to the market and for which measures shall be taken to fill the respective offices within one hundred and eighty (180) days.

Paragraph Two - At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

Paragraph Three – The election of the Board of Executive Officers will be conducted by the Board of Directors, which may choose from a list of candidates preselected by the Chief Executive Officer. For that purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required as set forth in Paragraph Four of this Section.

Paragraph Four - The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired through coursework or through the exercise of activities consistent with the position for which they have been proposed.

SECTION 21 – It shall be the duty of:

1) The Chief Executive Officer:

g)      To call and preside over the meetings of the Board of Executive Officers

h)      To represent the Board of Executive Officers at any meetings of the Board of Directors;

i)        To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

j)        To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

k)      To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

l)        To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

c)       To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

d)      To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

c)       To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

d)      To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

c)       To direct, coordinate and supervise specific activities under their responsibility;

d)      To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

SECTION 22 – Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

SECTION 23 – Subject to the provisions of Paragraph One of this Section, any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations.

Paragraph One - The Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers, will be exclusively responsible for the acquisition, assignment, transfer, disposal and/or encumbrance, in any manner and by any means, of the following:

c)       ownership interests in and/or any other securities of any companies;

d)      real properties of any value and any fixed assets.

Paragraph Two – Any two members of the Board of Executive Officers, subject to the proper instruments, may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation under a fixed-term mandate to be determined on case-by-case basis, except where given for in-court representation for an indefinite period. In any event, they will be subject to the limitations and restrictions contained in the leading sentence and Paragraph One of this Section and any other limitations and restrictions determined by the Board of Directors.

SECTION 24 – The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the corporate register.

Paragraph One – The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

Paragraph Two – A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2 /3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

Paragraph Three – Where necessary, Executive Officers shall be allowed to participate in meetings of the Board of Executive Officers by telephone, videoconference or any other means of communication that is able to ensure effective participation and the authenticity of his or her vote. In this case, the Executive Officer shall be considered present at the meeting and his or her vote shall be considered valid for all legal intents and purposes and recorded in the minutes of said meeting.

Paragraph Four -  In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

V – FISCAL COUNCIL

SECTION 25 – The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three (3) regular members and an equal number of alternates, elected by the shareholders’ meeting, who shall exercise their duties until the first ordinary general meeting to be held after their election, and reelection shall be permitted, with the duties, powers and compensation prescribed by law.

Paragraph One – The members of the Fiscal Council will take their offices by signing a statement of incumbency in the corporate register, which shall constitute assent to all the manuals, codes, regulations and in-house policies of the Corporation, and by previously signing the relevant Consent to Appointment referred to in the Novo Mercado Listing Regulations.

Paragraph Two – The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the corporate register.

SECTION 26 – In addition to its duties under Brazilian legislation, the Fiscal Council will discharge the function of an Audit Committee set forth in the Sarbanes-Oxley Act and in the rules issued by the U.S. Securities and Exchange Commission – SEC, also having due regard to  the provisions of the Regulations of the Fiscal Council.

SECTION 27 – Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

Paragraph One – At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

Paragraph Two – The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

Paragraph Three – The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

Paragraph Four – In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

VI – FISCAL YEAR AND RESULTS

SECTION 28 – The fiscal year coincides with the calendar year and, on the close thereof, the Corporation will prepare a balance sheet to determine the results for such period, as well as other relevant financial statements for publication and consideration by the shareholders’ meeting.

SECTION 29 – Any negative retained earnings and the provision for income tax shall be deducted from the results of each fiscal year before any distribution.

Sole Paragraph – After the deductions referred to in this Section are made, the shareholders’ meeting may allocate to the directors and officers a share of not more than ten percent (10%) of the remaining profits, subject to any statutory limitations.

SECTION 30 – The net income for the year will be allocated successively as follows;

1)      Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

2)      Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

3)      Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

4)      up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Corporation’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

SECTION 31 – Unless otherwise resolved by the shareholders’ meeting, payment of any dividends, interest on shareholders’ equity and the distribution of shares resulting from a capital increase will be made within sixty (60) days after the date of the relevant resolution.

Paragraph One – The Corporation may, by a resolution of the Board of Directors pursuant to the foregoing Section 18, prepare semiannual and other interim balance sheets and declare dividends and/or interest on shareholders’ equity out of profits shown on such balance sheets, retained earnings or profit reserves appearing in the latest annual balance sheet or interim balance sheets, as provided by law.

Paragraph Two - Interim dividends and interest on shareholders’ equity declared in each fiscal year may be attributed to the mandatory dividend on the results for the fiscal year.

VII – SALE OF CORPORATE CONTROL, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD CORPORATION  AND DELISTING FROM THE NOVO MERCADO

SECTION 32 – Sale of the Control of the Corporation, either directly or indirectly, whether in a single transaction or a series of successive transactions, must be conditioned upon a condition precedent or subsequent that the Purchaser of such corporate control will make a tender offer (“tender offer”) to the other shareholders of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the Novo Mercado Listing Regulations, so that the holders of such shares will receive the same treatment as that accorded to the Selling Controlling Shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Controlling Shareholder” means the shareholder, shareholders or Group of Shareholders, as defined below, who exercise  Controlling Power over the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power over the Corporation.

“Controlling Shares” means the block of shares that guarantees, either directly or indirectly to the holder or holders, the individual and/or shared Controlling Power over the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Purchaser of Control” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Corporation.

“Sale of Control of the Corporation” means the transfer to a third party, subject to consideration, of the Controlling Shares.

“Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operations of the governing bodies of the Corporation, as a matter of fact or law, independently of the number of shares held. There is a presumption that the person or Group of Shareholders who hold shares granting an absolute majority of the votes of shareholders present at the last three (3) shareholders’ meetings has control, even though they are not holders of the shares that guarantee them an absolute majority of the voting capital.

“Group of Shareholders” means a group of people: (i) bound by contracts or voting agreements of any nature, whether directly or through any companies Controlled by, Controlling or under common Control; or (ii) among whom there is a relationship of control; or (iii) under common Control.

Paragraph Two – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchaser of Control signs the relevant Statement of Adherence referred to in the Novo Mercado Listing Regulations.

Paragraph Three – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

Paragraph Four - Where the acquisition of the Corporate Control results in the imposition on the Purchaser of Control of an obligation to make the tender offer required under Section 36 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 32 and Section 36, Paragraph Three of these Bylaws.

SECTION 33 – The tender offer referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the Sale of Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 34 – Any person that acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a tender offer as provided in Section 32 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within the period of six (6) months preceding the date of Sale of Control of the Corporation for any difference between the tender offer price and the amount paid per share which may have been purchased on the stock exchange within the period of six (6) months preceding the purchase of  Controlling Power, properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation.

SECTION 35 – After a Sale of Control transaction and subsequent tender offer, the Purchaser of Control, where necessary, shall take appropriate measures to restore the minimum percentage of twenty-five percent (25%) of all outstanding shares in the Corporation, within the six (6) months following the purchase of Controlling Power.

SECTION 36 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days after the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a tender offer with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of the BM&FBOVESPA and the provisions of this Section.

Paragraph One - For the purpose of these Bylaws, “Purchasing Shareholder” means any person, including and without restriction, any natural or legal person, investment fund, co-ownership vehicle, share portfolio, universality of rights or other form of organization resident, domiciled or with its registered office in Brazil or abroad, or Group of Shareholders, that purchases shares in the Corporation.

Paragraph Two – In such case, the following procedures will be applicable: (i) the tender offer must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on the BM&FBOVESPA; (iii) the tender offer must be launched for a price determined as provided in Paragraph Three of this Section; and (iv) the tender offer must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Three – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Four of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the tender offer has become mandatory pursuant to this Section 36, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the tender offer on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Four – The valuation mentioned in item (i) of the foregoing Paragraph Three will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 44 of these Bylaws.

Paragraph Five – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Six – A tender offer made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing tender offer according to applicable regulations.

Paragraph Seven – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a tender offer, within the maximum periods prescribed therein.

Paragraph Eight – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a tender offer, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Nine – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a tender offer as described in this Section, within not more than thirty (30) days after such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph 10 – Except as provided in Sections 42 and 43 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 32, 33 and 34 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 11 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days after the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 12 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 13 – If CVM regulations applicable to a tender offer under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the tender offer, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such tender offer.

SECTION 37 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the Novo Mercado, the Controlling Shareholder of the Corporation shall make a tender offer where the delisting is: (i) for the purpose of trading the shares outside the Novo Mercado; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the Novo Mercado within a period of one hundred and twenty (120) days from the date of the shareholders’ meeting that approved the transaction. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if the shareholders at the shareholders’ meeting decide (i) in favor of delisting the Corporation from the Novo Mercado in order to register to trade its securities outside said listed segment, or (ii) in favor of corporate restructuring such that the corporation resulting from this restructuring has no securities admitted for trading on the Novo Mercado, delisting from the Novo Mercado shall be conditional on a tender offer under the conditions set forth in this Section.

Paragraph Two - In the cases set forth in Paragraph One above, the same shareholders’ meeting shall be charged with defining the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation to conduct the offer. If the shareholders at the shareholders’ meeting decide in favor of corporate restructuring, in the absence of any determination of the person or persons responsible for the tender offer, the shareholders who voted in favor of corporate restructuring shall conduct said offer.

SECTION 38 – The minimum tendered price stated in a tender offer to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One – In the event that there is no Controlling Shareholder, if the shareholders’ meeting approves cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, the tender offer shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such tender offer.

SECTION 39 –In the event that there is no Controlling Shareholder and the BM&FBOVESPA requires (i) that the market quotation of securities of the Corporation be published separately, or (ii) that trading of any securities issued by the Corporation be suspended in the Novo Mercado, in either case by reason of non-compliance with any obligations imposed by the Novo Mercado Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days after such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the Novo Mercado Listing Regulations within the shortest possible time or within a new time limit established by the BM&FBOVESPA for such purpose, whichever is less.

SECTION 40 – In the event that the delisting of the Corporation from the Novo Mercado results from non-compliance with any obligations imposed by the Listing Regulations, the Controlling Shareholder shall undertake a tender offer for shares belonging to the other shareholders of the Corporation, under the terms set forth in Article 37 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if such non-compliance arises (i) from a resolution of the shareholders’ meeting, the tender offer shall be made by the shareholders who have voted in favor of the proposed action resulting in such non-compliance; and (ii) from a management act or event, the administrators shall call a shareholders’ meeting whose order of business shall consist of deciding how to resolve the non-compliance with the obligations in the Listing Regulations of the Novo Mercado, or, where applicable, direct the delisting of the Corporation from the Novo Mercado.

Paragraph Two - In the event that item (ii) of Paragraph One applies, if the shareholders at the shareholders’ meeting decide in favor of delisting the Corporation from the Novo Mercado, the same shareholders’ meeting shall define the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation of conducting the offer.

SECTION 41 – The valuation report referred to in Sections 37 and 38 of these Bylaws shall be prepared by an institution or  expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the tender offer.

SECTION 42 – A single tender offer may be made for more than one of the purposes mentioned in this Article VII, in the Novo Mercado Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM authorization is obtained.

Sole paragraph. With the exception of those tender offers for delisting from the Novo Mercado and/or cancellation of registration as a publicly held company, the holding of a unified tender offer may only be executed by a Corporation shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Corporation, pursuant to the provision in Section 36.

SECTION 43 – The Corporation or the shareholders responsible for making a tender offer under this Article VII, the Novo Mercado Listing Regulations or CVM regulations may secure the making of such tender offer through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

VIII – ARBITRATION

SECTION 44 – The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the Novo Mercado Participation Agreement, Novo Mercado Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or the CVM, the regulations of the BM&FBOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

IX – LIQUIDATION OF THE CORPORATION

SECTION 45 – The Corporation will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to elect the liquidator or liquidators and the Fiscal Council that will function during the period of liquidation, subject to statutory requirements.

X – GENERAL PROVISIONS

SECTION 46 – The provisions contained in statutes and in any Shareholders’ Agreement on file at the registered office of the Corporation as provided by Section 118 of Law No. 6,404/76 will apply in the event of any dissent.

SECTION 47 – Any shareholders’ agreement on file at the registered office of the Corporation will be binding on the Corporation. Any person directing or recording the proceedings of any shareholders’ or Board of Directors meeting is expressly prohibited from counting any votes of shareholders or members of the Board of Directors cast in violation of a shareholders’ agreement to which such shareholders are parties that is duly filed with the Corporation at its registered office. The Corporation is also expressly prohibited from acknowledging and recording any share transfers and/or encumbrance, and/or any assignment of a preference right for the replacement of shares and/or other securities that are inconsistent with the terms of any such shareholders’ agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 27, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director